COMPANY ANNOUNCEMENT
NOVEMBER 3, 2009

INTERIM REPORT – FIRST NINE MONTHS 2009

Danske Bank

Interim Report - First Nine Months 2009 is a translation of the original report in the Danish language *(Delårsrapport - 1. - 3. kvartal 2009)*. In case of discrepancies, the Danish version prevails.



FOKUS BANK
SAMPO PANKKI
ZAO DANSKE BANK, RUSSIA
DANSKE BANK SWEDEN
SAMPO PANK
DANSKE BANK
DANICA PENSION
REALKREDIT DANMARK
NORDANIA LEASING
DANSKE MARKETS
DANSKE CAPITAL
DANSKE BANKA
DANSKE BANKAS
NORTHERN BANK
NATIONAL IRISH BANK
DANSKE BANK LONDON
DANSKE BANK HAMBURG
DANSKE BANK POLAND
DANSKE BANK INTERNATIONAL

OPERATIONS IN 14 COUNTRIES / 764 BRANCHES / 5 MILLION CUSTOMERS / 22,441 EMPLOYEES

Financial highlights - Danske Bank Group

INCOME STATEMENT (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	20,759	19,640	106	6,625	6,907	7,227	7,365	6,739	27,005
Net fee income	5,601	6,166	91	1,918	1,920	1,763	1,944	1,895	8,110
Net trading income	16,283	3,886	-	3,886	4,918	7,479	2,190	368	6,076
Other income	2,211	2,645	84	703	861	647	940	677	3,585
Net income from insurance business	1,031	-1,330	-	470	470	91	-403	-493	-1,733
Total income	45,885	31,007	148	13,602	15,076	17,207	12,036	9,186	43,043
Operating expenses	21,723	18,762	116	6,338	8,489	6,896	9,964	5,829	28,726
Profit before loan impairment charges	24,162	12,245	197	7,264	6,587	10,311	2,072	3,357	14,317
Loan impairment charges	20,695	2,889	-	6,164	6,550	7,981	9,199	1,775	12,088
Profit before tax	3,467	9,356	37	1,100	37	2,330	-7,127	1,582	2,229
Tax	2,159	2,435	89	517	865	777	-1,242	468	1,193
Net profit for the period	1,308	6,921	19	583	-828	1,553	-5,885	1,114	1,036
Attributable to minority interests	-14	16	-	-	-	-14	9	14	25

BALANCE SHEET (END OF PERIOD) (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Due from credit institutions and central banks	301,880	364,847	83	301,880	261,928	206,842	215,823	364,847	215,823
Loans and advances	1,698,250	1,787,844	95	1,698,250	1,731,077	1,770,485	1,785,323	1,787,844	1,785,323
Repo loans	182,345	252,957	72	182,345	167,001	183,399	233,971	252,957	233,971
Trading portfolio assets	649,879	747,052	87	649,879	617,493	719,675	860,788	747,052	860,788
Investment securities	138,062	44,488	-	138,062	147,275	146,488	140,793	44,488	140,793
Assets under insurance contracts	196,482	183,908	107	196,482	188,382	182,403	181,259	183,908	181,259
Other assets	131,404	134,755	98	131,404	126,395	134,341	126,017	134,755	126,017
Total assets	3,298,302	3,515,851	94	3,298,302	3,239,551	3,343,633	3,543,974	3,515,851	3,543,974
Due to credit institutions and central banks	368,306	744,068	49	368,306	381,810	451,125	562,726	744,068	562,726
Deposits	803,077	790,745	102	803,077	782,460	796,449	800,297	790,745	800,297
Repo deposits	42,622	118,615	36	42,622	56,443	46,661	74,393	118,615	74,393
Bonds issued by Realkredit Danmark	536,442	480,521	112	536,442	521,981	511,118	479,534	480,521	479,534
Other issued bonds	575,237	493,890	116	575,237	564,134	562,128	526,606	493,890	526,606
Trading portfolio liabilities	456,675	407,304	112	456,675	430,456	514,475	623,290	407,304	623,290
Liabilities under insurance contracts	223,842	206,976	108	223,842	214,921	208,972	210,988	206,976	210,988
Other liabilities	108,175	109,988	98	108,175	104,527	95,171	110,033	109,988	110,033
Subordinated debt	83,578	57,597	145	83,578	83,402	58,027	57,860	57,597	57,860
Shareholders' equity	100,348	106,147	95	100,348	99,417	99,507	98,247	106,147	98,247
Total liabilities and equity	3,298,302	3,515,851	94	3,298,302	3,239,551	3,343,633	3,543,974	3,515,851	3,543,974

RATIOS AND KEY FIGURES	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Earnings per share (DKr)	1.9	10.0		0.8	-1.2	2.3	-8.6	1.6	1.5
Diluted earnings per share (DKr)	1.9	10.0		0.8	-1.2	2.3	-8.6	1.6	1.5
Return on average shareholders' equity (%)	1.8	8.9		2.3	-3.4	6.3	-23.1	4.2	1.0
Cost/income ratio (%)	47.3	60.5		46.6	56.3	40.1	82.8	63.5	66.7
Solvency ratio (%)	16.3	13.9		16.3	16.1	12.9	13.0	13.9	13.0
Core (tier 1) capital ratio (%)	12.6	10.0		12.6	12.2	9.0	9.2	10.0	9.2
Share price (end of year) (DKr)	133.3	124.8		133.3	91.5	47.2	52.0	124.8	52.0
Book value per share (DKr)	145.7	154.3		145.7	144.1	143.8	142.4	154.3	142.4
Full-time-equivalent staff (end of period)	22,441	23,808		22,441	22,822	23,154	23,624	23,808	23,624

Overview

Overview - first nine months of 2009

- The Danske Bank Group posted a net profit of DKr1.3bn for the first nine months of 2009. This result cannot be considered satisfactory, but it is acceptable given the difficult macroeconomic conditions and is generally slightly better than expected.

- The total income of DKr45.9bn is a very satisfactory result and represents an improvement of 48% over the level in the first nine months of 2008. The increase was generated by exceptionally high net trading income, particularly in the first and second quarters, and higher net interest income.

- Expenses, excluding goodwill impairment charges, were as expected.
  - Expenses included goodwill impairment charges against Banking Activities Baltics of DKr1.4bn in the second quarter and a guarantee commission of DKr1.9bn paid to the Danish state under the Danish state guarantee scheme (Bank Package I).
  - Cost control was tightened.
  - The number of full-time employees has been reduced by 5% since the beginning of the year.

- Loan impairment charges totalled DKr20.7bn and showed a declining trend throughout the period.
  - The Group's markets suffered from very negative macroeconomic developments, including sharply declining industrial output and declining asset values. Economic indicators are showing the first signs of stabilisation, although with low growth and rising unemployment.
  - Individual impairment charges against facilities to small and medium-sized businesses amounted to DKr10.3bn, and collective impairment charges, mainly against facilities to financial counterparties, amounted to DKr2.3bn. Total individual impairment charges under Danske Bank's commitment to cover losses under Bank Package I now amount to DKr1.5bn.

- During the first nine months of 2009, the core (tier 1) capital and solvency ratios rose to 12.6% and 16.3%, respectively. The rise reflects DKr26bn in the form of hybrid core capital received from the Danish state in the first half of the year and a strengthening of core capital from earnings for the period of DKr3.5bn.
  - Total assets were reduced by DKr246bn, primarily through a reduction in assets held by Danske Markets. Lending also showed a declining trend. Lending as a percentage of deposits and bonds issued by Realkredit Danmark improved from 123 to 116.
  - The Group supported its creditworthy customers throughout the period. In Denmark, new lending to corporate and retail customers, including renewals, amounted to DKr35bn and DKr22bn, respectively.

- The international debt markets improved significantly in the second and third quarters, and the Group's 12-month liquidity curve is now positive throughout the period. In the third quarter, Danske Bank issued bonds with maturities of up to five years, some with and some without a guarantee from the Danish state. Danske Bank also issued covered bonds, primarily with maturities exceeding five years.

- The Group expects its level of activity to be unchanged in the fourth quarter, with net interest income and net fee income at roughly the same levels as in the third quarter. The performance of market-related activities will depend greatly on market conditions and the level of securities prices at the end of the year. Loan impairment charges are expected to remain high in the fourth quarter, reflecting the general economic climate.

Overview - third quarter of 2009

- Total income fell DKr1.5bn from the level in the second quarter. In the third quarter, net interest income was affected by interest paid on the hybrid core capital, and as expected, net trading income, although still high, was lower than in the preceding quarter.

- Excluding goodwill impairment charges, expenses were 10% below the level of the second quarter. The fall reflects tighter cost control, including a decline in the number of employees throughout the period, and the postponement of a number of projects until the fourth quarter.

- Loan impairment charges continued to show a declining trend. The level of loan impairment charges is still high, however, reflecting the persistently difficult market conditions, particularly in Denmark, Ireland and the Baltic countries.

Financial results for the period

Income

The total income of DKr45.9bn was the highest for a nine-month period in the Group's history. The increase came primarily from Danske Markets' exceptionally high income. The Group's main source of income, its banking activities, produced a solid increase in net interest income.

EARNINGS
(DKr bn)


8
7
6
5
4
3
2
1
0
-1
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2008
2009

— Net trading income and net income from insurance business
— Profit before loan and goodwill impairment charges, excl. net trading income, net income from insurance business and state guarantee commission

Net interest income rose DKr1.1bn, or 6% above the level in the same period last year, as all banking units widened lending margins to strike a better balance between margins on the one hand and the risk relating to facilities and their duration on the other. In the first nine months of 2009, net interest income was adversely affected by lower central bank rates, keen competition for deposits and higher long-term funding costs, including interest on the hybrid core capital paid to the Danish state.

Net fee income fell DKr0.6bn to DKr5.6bn mainly because of lower lending.

Net trading income represents a good result, rising DKr12.4bn to DKr16.3bn. Danske Markets took advantage of favourable market conditions and its strong position in the Nordic region to boost income.

Although lower than in the first and second quarters, net trading income remained high in the third quarter and continued to benefit from high customer activity, particularly within interest rate and currency hedging.

The available-for-sale bond portfolio posted a gain of DKr1.3bn in the first nine months of 2009. The gain is recognised directly in shareholders' equity. The figure comprises a loss of DKr0.6bn in the first quarter and a gain of DKr1.9bn in the second and third quarters generated by the trend in credit spreads.

Other income fell DKr0.4bn from the year-earlier figure, which benefited from proceeds from property sales.

The Group's insurance business generated a profit of DKr1.0bn, against a loss of DKr1.3bn in the first nine months of 2008, mainly because the investment return improved DKr1.9bn. The return is sufficient to enable the Group to book its risk allowance. The Group will decide whether to book the allowance at the end of the year on the basis of the trends in the financial markets.

Operating expenses

Excluding goodwill impairment charges of DKr1.4bn in the second quarter and the guarantee commission of DKr1.9bn paid to the Danish state under Bank Package I, operating expenses fell 2% owing to tighter cost control.

In view of the poor state of the Baltic economies, the Group lowered the earnings estimates for its banking activities in Latvia and Lithuania and recognised goodwill impairment charges of DKr1.4bn.

Generally, the sharp economic downturn hurt earnings from banking activities. The fall may lead to further goodwill impairment charges against acquired banking activities.

PROFIT BEFORE LOAN IMPAIRMENT CHARGES (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Total Denmark	6,731	8,218	82	2,169	2,079	2,483	2,309	2,984	10,527
Total international	5,204	4,582	114	1,709	1,728	1,767	1,907	1,658	6,489
Total banking activities	11,935	12,800	93	3,878	3,807	4,250	4,216	4,642	17,016
Danske Markets	13,344	383	-	3,189	3,947	6,208	850	-692	1,233
Danske Capital	546	673	81	140	249	157	140	216	813
Danica Pension	1,031	-1,330	-	470	470	91	-403	-493	-1,733
Other Activities	-652	815	-	-222	-261	-169	620	-78	1,435
Goodwill impairment charges	1,417	-	-	-	1,417	-	3,084	-	3,084
Total integration expenses	625	1,096	57	191	208	226	267	238	1,363
Profit before loan impairment charges	24,162	12,245	197	7,264	6,587	10,311	2,072	3,357	14,317

Business unit figures do not include integration expenses and goodwill impairment charges.

Profit before loan impairment charges

Profit before loan impairment charges rose DKr11.9bn to almost double the level for the first nine months of 2008.

Loan impairment charges

Loan impairment charges totalled DKr20.7bn, against DKr2.9bn in the same period a year ago. Individual charges accounted for DKr18.4bn, and collective charges for DKr2.3bn.

Impairment charges against facilities to financial counterparties, corporate customers and retail customers accounted for DKr4.2bn, DKr13.2bn and DKr3.3bn, respectively. Charges remained high, reflecting the sharp economic downturn, but showed a declining trend throughout the period.

LOAN IMPAIRMENT CHARGES
(DKr m)


9,000
7,000
5,000
3,000
1,000
Q2
Q3
Q4
Q1
Q2
Q3
2008
2009
Individual loan impairment charges
Collective loan impairment charges

Loan impairment charges against facilities to customers subject to bankruptcy, suspension of payments or debt collection accounted for DKr6.9bn of total individual charges, or 34% of the loan impairment charges recognised in the period. The remainder comprises charges for individual facilities to customers for which there is other evidence of financial difficulty and collective impairment charges. Loan impairment charges reflect the Group's expected losses if a customer defaults on payment obligations.

Banking Activities Denmark recognised loan impairment charges of DKr7.9bn. Some DKr4.4bn of this amount consists of charges against facilities to corporate customers, primarily in the shipping, property, consumer durables and agricultural food sectors. In the third quarter, an additional impairment charge of DKr0.4bn was made for the Group's commitment to cover losses of distressed banks under Bank Package I. Total impairment charges under this commitment now amount to DKr1.5bn. Charges against retail facilities provided by Banking Activities Denmark stood at DKr1.8bn. At September 30, 2009, Realkredit Danmark had made 26 foreclosures, against 23 at the end of 2008.

Banking Activities Finland recognised loan impairment charges of DKr1.8bn. They consisted primarily of charges made against individual facilities to corporate customers.

Loan impairment charges at Banking Activities Northern Ireland amounted to DKr1.2bn and comprised charges against facilities to corporate customers, particularly in the property sector.

At Banking Activities Ireland, loan impairment charges totalled DKr4.1bn, reflecting the persistently negative trend in the Irish property market.

The Baltic economies remain strained. At 1.2% of the Group's total exposure from lending activities, the exposure to the region is modest in relative terms. Banking Activities Baltics recognised loan impairment charges of DKr2.1bn, including collective charges of DKr0.8bn to cover the deterioration in credit quality.

LOAN IMPAIRMENT CHARGES (Q1-Q3 2009)

(DKr m)	Individual	Collective	Total
Banking Activities Denmark	7,811	70	7,881
Banking Activities Finland	1,723	111	1,834
Banking Activities Sweden	474	47	521
Banking Activities Norway	612	-38	574
Banking Activities Northern Ireland	1,144	91	1,235
Banking Activities Ireland	3,788	263	4,051
Banking Activities Baltics	1,278	834	2,112
Other Banking Activities	40	50	90
Danske Markets	1,429	914	2,343
Danske Capital	81	-27	54
Total	18,380	2,315	20,695

Tax

Tax on the profit for the period amounted to DKr2.2bn. The tax charge is high in relation to the pre-tax profit for the period because of pre-tax losses in countries where the tax rates are lower than in Denmark, such as Ireland, and non-deductible goodwill impairment charges of DKr1.4bn in the second quarter.

Financial results for third quarter 2009

Total income in the third quarter amounted to DKr13.6bn, against DKr15.1bn in the second quarter.

Net interest income declined DKr0.3bn mainly because of interest paid on the hybrid core capital. At DKr3.9bn, net trading income remained high in the third quarter as it continued to benefit from favourable market conditions.

Net income from insurance business of DKr0.5bn matched the level in the second quarter. The investment return is sufficient to enable the Group to book its risk allowance. The Group will decide whether to book the allowance at the end of the year on the basis of the trends in the financial markets.

Excluding goodwill impairment charges, operating expenses were 10% below the level of the second quarter. The fall reflects tighter cost control, including a decline in the number of employees throughout the period, and the postponement of a number of projects until the fourth quarter.

Loan impairment charges continued to show a declining trend. The level of loan impairment charges reflects the persistently difficult market conditions – particularly in Denmark, Ireland and the Baltic countries – caused by the economic recession.

Balance sheet

LENDING (END OF PERIOD) (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Banking Activities Denmark	1,012,763	1,016,831	100	1,012,763	1,023,290	1,034,386	1,043,312	1,016,831	1,043,312
Other, Denmark	44,219	45,915	96	44,219	56,756	67,546	70,686	45,915	70,686
Total Denmark	1,056,982	1,062,746	99	1,056,982	1,080,046	1,101,932	1,113,998	1,062,746	1,113,998
Banking Activities Finland	162,066	171,180	95	162,066	166,158	169,178	172,617	171,180	172,617
Banking Activities Sweden	174,389	187,636	93	174,389	171,656	174,973	173,732	187,636	173,732
Banking Activities Norway	152,603	156,682	97	152,603	148,773	154,541	141,446	156,682	141,446
Banking Activities Northern Ireland	53,214	66,482	80	53,214	56,600	49,694	53,376	66,482	53,376
Banking Activities Ireland	77,866	78,717	99	77,866	78,831	80,035	79,352	78,717	79,352
Banking Activities Baltics	27,841	30,146	92	27,841	28,676	29,852	30,426	30,146	30,426
Other, international	24,351	41,136	59	24,351	28,483	32,644	35,501	41,136	35,501
Total international	672,330	731,979	92	672,330	679,177	690,917	686,450	731,979	686,450
Allowance account	31,062	6,881	-	31,062	28,146	22,364	15,125	6,881	15,125
Lending total	1,698,250	1,787,844	95	1,698,250	1,731,077	1,770,485	1,785,323	1,787,844	1,785,323

DEPOSITS AND BONDS ISSUED BY REALKREDIT DANMARK (END OF PERIOD) (DKr m)									
Banking Activities Denmark	315,376	300,204	105	315,376	313,547	315,274	305,373	300,204	305,373
Other, Denmark	169,758	180,422	94	169,758	152,089	179,982	206,416	180,422	206,416
Total Denmark	485,134	480,626	101	485,134	465,636	495,256	511,789	480,626	511,789
Banking Activities Finland	93,040	89,282	104	93,040	98,655	95,801	90,358	89,282	90,358
Banking Activities Sweden	65,716	59,368	111	65,716	59,692	59,294	56,187	59,368	56,187
Banking Activities Norway	57,250	52,752	109	57,250	54,422	51,514	47,426	52,752	47,426
Banking Activities Northern Ireland	45,959	57,288	80	45,959	49,240	42,807	44,459	57,288	44,459
Banking Activities Ireland	32,367	25,620	126	32,367	30,312	26,738	24,556	25,620	24,556
Banking Activities Baltics	14,889	12,967	115	14,889	15,529	15,442	14,962	12,967	14,962
Other, international	8,722	12,842	68	8,722	8,974	9,597	10,560	12,842	10,560
Total international	317,943	310,119	103	317,943	316,824	301,193	288,508	310,119	288,508
Total deposits	803,077	790,745	102	803,077	782,460	796,449	800,297	790,745	800,297
Bonds issued by Realkredit Danmark	536,442	480,521	112	536,442	521,981	511,118	479,534	480,521	479,534
Own holdings of Realkredit Danmark bonds	126,657	126,997	100	126,657	127,500	132,031	168,197	126,997	168,197
Total Realkredit Danmark bonds	663,099	607,518	109	663,099	649,481	643,149	647,731	607,518	647,731
Deposits and bonds issued by Realkredit Danmark	1,466,176	1,398,263	105	1,466,176	1,431,941	1,439,598	1,448,028	1,398,263	1,448,028
Lending as % of deposits and bonds issued by Realkredit Danmark	115.8	127.9		115.8	120.9	123.0	123.3	127.9	123.3

Credit exposure

At September 30, 2009, total credit exposure was DKr3,248bn. Some DKr2,459bn of this amount derived from lending activities in and outside Denmark, and DKr789bn from trading and investment activities.

Total credit exposure from lending activities includes amounts due from credit institutions and central banks, guarantees and irrevocable loan commitments. The credit exposure figure also includes repo loans and is adjusted for impairment charges.

Loan portfolio

Credit exposure from lending activities fell DKr61bn from the level at the end of 2008. The fall was owing to a decline in exposure to financial counterparties and weaker demand for corporate facilities.

Banking Activities Denmark accounted for 45% of total credit exposure. Banking Activities Finland, Sweden and Norway combined accounted for 24%; Banking Activities Ireland for 3%; and Banking Activities Northern Ireland for 2%. At Banking Activities Baltics, where Latvia is the country hit hardest by the economic recession, the share of total credit

exposure was 1%. At DKr2.1bn, credit exposure in Latvia was limited. Danske Markets, most of whose counterparties are financial institutions, accounted for 22% of total credit exposure.

CREDIT EXPOSURE FROM LENDING ACTIVITIES (DKr m)	Sept. 30, 2009	Dec. 31, 2008
Banking Activities Denmark	1,109,715	1,130,067
Banking Activities Finland	195,056	207,243
Banking Activities Sweden	217,337	219,689
Banking Activities Norway	187,389	175,408
Banking Activities Northern Ireland	55,822	54,746
Banking Activities Ireland	77,322	81,057
Banking Activities Baltics	29,413	32,130
Other Banking Activities	44,898	61,967
Danske Markets	526,715	534,102
Danske Capital	15,589	23,461
Total	2,459,256	2,519,870

The Group focuses on supporting and helping creditworthy customers in the current period of low economic growth.

Credit exposure to corporate customers fell 4% from the end-2008 level, in part because of a considerable slowdown in activity in a number of sectors. In the third quarter, 89% of loan applications submitted were approved.

Credit exposure to retail customers, particularly mortgages on real property, saw a slight rise over the first nine months of 2009. The credit quality of the total retail loan portfolio generally suffered as a result of rising unemployment and declining asset values. In the third quarter, 92% of loan applications submitted were approved.

Credit exposure to financial counterparties declined DKr156bn in the first nine months of the year and totalled DKr478bn, or 19% of credit exposure from lending activities, at September 30, 2009.

In the agricultural sector, low market prices hurt farmers' income and liquidity, and falling land prices adversely affected underlying asset values. Consequently, the credit quality of this customer segment deteriorated. Credit exposure to agricultural customers amounted to DKr75bn. Some DKr43bn of this amount derived from loans provided by Realkredit Danmark. The average loan-to-value ratio of agricultural properties mortgaged to Realkredit Danmark was 64%, against 46% at the end of 2008.

The global economic downturn hurt the shipping industry severely. Weaker demand and excess capacity put pressure on small shipping companies in particular. The industry saw its credit quality deteriorate, and recently, tanker companies in particular have shown signs of declining credit quality. Total credit exposure to the shipping industry amounted to DKr45bn, or 2% of total credit exposure.

Credit exposure in the Group's two lowest rating categories (10 and 11) was DKr52bn, against DKr33bn at the end of 2008. These rating categories comprise the Group's portfolio of non-performing loans. Non-performing loans range from loans to customers subject to debt collection, suspension of payments or bankruptcy to loans to customers with past due amounts (minimum 90 days) and customers with other evidence of financial difficulty. If a customer fails to make contractual payments on at least one facility, the customer is downgraded. The exposure in rating category 11 (less impairment charges) amounted to DKr32bn. The Group holds collateral with an estimated net realisable value equivalent to the amount of the loans. At the end of 2008, the exposure in rating category 11 totalled DKr23bn.

Economic developments in the first nine months of 2009 reduced the credit quality of loan portfolios, especially at Banking Activities Ireland and Banking Activities Baltics. Impairment charges covered 8% of these business units' exposure at September 30, 2009. At the group level, the share of exposure covered by impairment charges was 1.4% at the end of the third quarter, against 0.6% at the end of 2008.

ALLOWANCE ACCOUNT, TOTAL (DKr m)	Sept. 30, 2009	Dec. 31, 2008
Banking Activities Denmark	11,815	6,066
Banking Activities Finland	3,021	1,267
Banking Activities Sweden	1,240	696
Banking Activities Norway	1,413	737
Banking Activities Northern Ireland	1,843	627
Banking Activities Ireland	5,835	1,855
Banking Activities Baltics	2,460	432
Other Banking Activities	1,119	678
Danske Markets	4,206	3,152
Danske Capital	400	348
Total	33,352	15,858

Actual losses increased, totalling DKr3.8bn in the first nine months of the year. Actual losses include amounts that are considered uncollectible.

Deposits and bonds issued by Realkredit Danmark

Deposits at Banking Activities Denmark grew 5% in the first nine months of 2009. Deposits in the "Other, Denmark" category saw a fall of DKr37bn from the level at the end of 2008 because of a decline in short-term deposits placed with Danske Markets by institutional investors.

The market value of Realkredit Danmark mortgage bonds, including the Group's own holdings, issued to fund loans provided by Realkredit Danmark rose 2% over the level at June 30, 2009, and amounted to DKr663bn.

Trading and investment activities

Credit exposure relating to trading and investment activities declined from DKr1,003bn at December 31, 2008, to DKr789bn at September 30, 2009. The decline was due primarily to a drop in the positive fair

value of conventional interest rate and currency contracts. The Group has agreements with many of its counterparties to net positive and negative market values. Most of these netting facilities are secured by collateral management agreements.

The bond portfolio amounted to DKr423bn, the same level as at the end of 2008. The portfolio increased during the third quarter because of a rise in the holdings of government bonds and Swedish covered bonds.

Most of the bond portfolio can be refinanced with central banks and therefore forms part of the Group's liquidity reserve.

BOND PORTFOLIO (%)	Sept. 30, 2009	Dec. 31, 2008
Bonds guaranteed by central or local governments	25	16
Bonds issued by quasi-government institutions	1	2
Danish mortgage bonds	37	40
Swedish covered bonds	20	20
Other covered bonds	8	9
Short-dated bonds (CP etc.) primarily with banks	4	7
Credit bonds	5	6
Total holdings	100	100

Short-term bonds are issued primarily by banks in Scandinavia, Finland, Spain and France. Eighty-four per cent of the bonds have an external investment grade rating, and of those, 61% are rated AA- or higher.

Holdings of credit bonds consist of corporate bonds, including bonds issued by banks, and covered bonds that are not under public supervision. Ninety-six per cent of the bonds have an external investment grade rating, and of those, 35% are rated AA- or higher.

In the first nine months of 2009, the bond portfolio benefited from declining short-term interest rates, although modestly higher long-term yields had a slightly contrary effect. Credit spreads narrowed further in the third quarter since their peak in the first quarter, resulting in higher bond prices. No issuers of bonds in the Group's portfolio have defaulted on their payment obligations.

At September 30, 2009, the Group's total Value at Risk (VaR), excluding insurance activities at Danica Pension, stood at DKr0.3bn, against DKr0.5bn at the end of 2008. The fall was owing to reduced risk taking, which more than compensated for the increase in VaR caused by a model adjustment in 2009. In the adjustment, model data representing the past year were given the greatest weighting.

Solvency and capital

In May 2009, Danske Bank A/S and Realkredit Danmark A/S received subordinated loan capital from the Danish state in the form of hybrid core capital injections of DKr24bn and DKr2bn. The interest rate on the loans is 9.265% per annum.

Until May 14, 2014, Danske Bank A/S will have the option to gradually convert the loan capital into shares in Danske Bank A/S if the hybrid core capital exceeds 35% of total core capital. Further, Danske Bank must convert part of the loan capital into share capital if the hybrid core capital exceeds 50% of total core capital. The conversion must be made at market price. At September 30, 2009, hybrid core capital accounted for 32.8% of total core capital.

The subordinated loans have strengthened the capital base, and the Group is better prepared to withstand losses caused by the negative economic developments.

At September 31, 2009, the solvency ratio was 16.3%, with 12.6 percentage points deriving from core (tier 1) capital. The loan capital received from the Danish state accounted for 2.8 percentage points of the solvency and core capital ratios. At the end of 2008, the solvency ratio was 13.0%, and the core capital ratio was 9.2%.

Liquidity

The international debt markets continued to recover in the first nine months of 2009. In the third quarter, Danske Bank issued bonds with maturities of up to five years not guaranteed by the Danish state.

Danske Bank also issued covered bonds, primarily with maturities exceeding five years, and there is still much unexploited potential in loans that can serve as collateral for covered bonds.

Danske Bank has exercised its option to issue bonds with maturities of up to three years guaranteed by the Danish state under the agreement on state guarantees for bond issues (Bank Package II).

One element of the Group's liquidity management is the 12-month liquidity curve. In its "Bank Financial Strength Ratings: Global Methodology", Moody's has set various classification requirements for banks' liquidity management. One requirement is that the 12-month liquidity curve must generally be positive. Liquidity calculations must assume that the Group is cut off from the capital markets, among other factors. This implies that short- and long-term bonds as well as subordinated debt are not refinanced at maturity.

Since the end of 2008, Danske Bank has significantly improved its liquidity curve, which is now positive more than 12 months ahead. The improvement reflects Danske Bank's issuance of long-term bonds.

12-MONTH LIQUIDITY

(DKr bn)


500
400
300
200
100
0
-100
1 week
2 weeks
3 weeks
1 mth
2 mths
3 mths
4 mths
5 mths
6 mths
9 mths
12 mths

■ At September 30, 2009

■ At December 31, 2008

Ratings

In the first quarter of 2009, Danske Bank was downgraded by Standard & Poor's (from AA- to A+), Moody's (from Aa1 to Aa3) and Fitch Ratings (from AA- to A+). Danske Bank retained its ratings in the second and third quarters of 2009.

Bonds issued with a guarantee from the Danish state are rated AAA.

Climate strategy

One of the objectives of the Group's climate strategy is to achieve carbon neutrality by the end of 2009. In October 2009, Danske Bank published a magazine that describes its climate efforts and contains useful environmental tips for customers.

Outlook for 2009

The Group's markets have suffered from very negative macroeconomic developments, including sharply declining industrial output and declining asset values. Economic indicators are showing the first signs of stabilisation, although with low growth and rising unemployment. It will take time before an improvement in macroeconomic conditions translates into a general improvement in customer creditworthiness.

GDP DEVELOPMENT
(%)


8
6
4
2
0
-2
-4
-6
-8
2006
2007
2008
2009E
2010E
Denmark
Sweden
Norway
Finland

Danish GDP is now expected to decline 4.5% in 2009. At the publication of Interim Report – First Half 2009, it was forecast to fall 3.5%, and at the publication of Annual Report 2008, it was forecast to fall 0.7%.

Danish short-term interest rates fell by nearly 3.5 percentage points in the first nine months of 2009. Interest rates are likely to be largely unchanged in the remainder of 2009.

The economic crisis has hit the labour market in Denmark hard. Although from a very low level, unemployment has more than doubled over the past year and is likely to rise further.

The Group expects its level of activity to be unchanged in the fourth quarter, with net interest income and net fee income at roughly the same levels as in the third quarter.

The performance of market-related activities in Danske Markets and Danica Pension will depend greatly on market conditions and trends in the financial markets, including the level of securities prices at the end of the year. Even though Danica Pension's investment result would have enabled the Group to book its risk allowance at September 30, 2009, the decision on whether to book the allowance will be made at the end of the year on the basis of the trends in the financial markets in 2009.

Expenses for the full year are likely to match the level in 2008.

Loan impairment charges are expected to remain high in the fourth quarter, reflecting the general economic climate.

The Group's solid earnings capacity and capital base as well as its strong focus on risk, liquidity and capital management give it a good foundation for withstanding the effects of the economic slump. The Group will further strengthen its business foundation by adjusting prices, product ranges and costs.

Business units

INCOME (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Banking Activities Denmark	16,023	15,362	104	5,179	5,322	5,522	5,631	5,335	20,993
Other banking activities in Denmark	718	939	76	227	264	227	264	216	1,203
Total Denmark	16,741	16,301	103	5,406	5,586	5,749	5,895	5,551	22,196
Banking Activities Finland	3,542	3,388	105	1,079	1,182	1,281	1,320	1,141	4,708
Banking Activities Sweden	2,076	2,142	97	718	742	616	811	724	2,953
Banking Activities Norway	2,678	2,244	119	901	875	902	724	775	2,968
Banking Activities Northern Ireland	1,253	1,540	81	419	436	398	473	498	2,013
Banking Activities Ireland	1,037	1,078	96	287	361	389	437	371	1,515
Banking Activities Baltics	576	672	86	177	186	213	257	189	929
Other non-Danish banking activities	300	276	109	104	103	93	100	91	376
Total international	11,462	11,340	101	3,685	3,885	3,892	4,122	3,789	15,462
Danske Markets	15,575	2,364	-	3,811	4,733	7,031	1,399	-76	3,763
Danske Capital	1,236	1,328	93	373	475	388	369	419	1,697
Danica Pension	1,031	-1,330	-	470	470	91	-403	-493	-1,733
Other Activities	-160	1,004	-	-143	-73	56	654	-4	1,658
Total Group	45,885	31,007	148	13,602	15,076	17,207	12,036	9,186	43,043

Banking Activities caters to all types of retail and corporate customers. The finance centres serve large businesses and private banking customers. Mortgage finance operations in Denmark are carried out through Realkredit Danmark. Real-estate agency operations are conducted by the "home", Skandia Mäklarna and Fokus Krogsveen real-estate agency chains. The figures for the Group's property finance operations are aggregated in the figures for its banking activities. At January 1, 2009, the activities of Banking Activities Russia were transferred from Banking Activities Finland to Other Banking Activities.

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange and equities. Danske Markets provides financial products, advisory services on mergers and acquisitions, and assistance with equity and debt issues in the international financial markets to large corporate customers and institutional clients. Group Treasury is responsible for strategic fixed-income, foreign exchange and equity portfolios and serves as the Group's internal bank. Institutional banking covers facilities with international financial institutions outside the Nordic region. Facilities with Nordic financial institutions form part of the banking activities.

Danske Capital develops and sells asset and wealth management products and services. They are marketed through the banking units and directly to businesses, institutional clients and external distributors. Danske Capital also supports the advisory and asset management activities of the banking units. Through Danske Bank International in Luxembourg, it provides international private banking services to clients outside the Group's home markets. Danske Capital is represented in Denmark, Sweden, Norway, Finland, Estonia, Lithuania and Luxembourg.

Danica Pension is responsible for the Group's activities in the life insurance and pensions market. Danica Pension targets both personal and corporate customers. Its products are marketed through a range of distribution channels within the Group, primarily banking units and Danica Pension's own insurance brokers and advisers. Danica Pension offers two market-based products: *Danica Balance* and *Danica Link*. These products allow customers to select their own investment profiles, and the return on savings depends on market trends. Furthermore, Danica Pension offers *Danica Traditionel*. This product does not offer individual investment profiles, and Danica Pension sets the rate of interest on policyholders' savings.

Other Activities covers the Group's support functions, real property activities, and eliminations, including the elimination of returns on own shares.


BRANCHES
354
EMPLOYEES
5,943
PRE-TAX PROFIT
DKr-1,169m
MARKET SHARE OF LENDING
28.5%

Banking Activities Denmark

BANKING ACTIVITIES DENMARK (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	12,075	11,240	107	3,901	3,963	4,211	4,315	3,933	15,555
Net fee income	2,708	2,959	92	923	931	854	880	905	3,839
Net trading income	519	640	81	139	147	233	186	282	826
Other income	721	523	138	216	281	224	250	215	773
Total income	16,023	15,362	104	5,179	5,322	5,522	5,631	5,335	20,993
State guarantee commission	1,875	-	-	625	625	625	625	-	625
Other operating expenses	7,436	7,363	101	2,405	2,628	2,403	2,620	2,394	9,983
Operating expenses	9,311	7,363	126	3,030	3,253	3,028	3,245	2,394	10,608
Profit before loan impairment charges	6,712	7,999	84	2,149	2,069	2,494	2,386	2,941	10,385
Impairment charges under the state guarantee	1,203	-	-	364	583	256	328	-	328
Other loan impairment charges	6,678	1,035	-	2,535	1,514	2,629	2,991	448	4,026
Loan impairment charges	7,881	1,035	-	2,899	2,097	2,885	3,319	448	4,354
Profit before tax	-1,169	6,964	-	-750	-28	-391	-933	2,493	6,031
Loans and advances (end of period)	1,012,763	1,016,831	100	1,012,763	1,023,290	1,034,386	1,043,312	1,016,831	1,043,312
Allowance account, loans and advances (end of period)	9,774	3,028	-	9,774	8,257	7,234	5,468	3,028	5,468
Deposits (end of period)	315,376	300,204	105	315,376	313,547	315,274	305,373	300,204	305,373
Bonds issued by Realkredit Danmark (end of period)	663,099	607,518	109	663,099	649,481	643,149	647,731	607,518	647,731
Allocated capital (avg.)	38,854	38,312	101	37,896	38,687	40,002	39,682	38,753	38,656
Profit before loan impairment charges as % p.a. of allocated capital	23.0	27.8		22.7	21.4	24.9	24.1	30.4	26.9
Pre-tax profit as % p.a. of allocated capital (ROE)	-4.0	24.2		-7.9	-0.3	-3.9	-9.4	25.7	15.6
Cost/income ratio (%)	58.1	47.9		58.5	61.1	54.8	57.6	44.9	50.5

At April 1, 2008, the activities of Nordania Leasing within real property, construction and agricultural machinery, and capital and IT equipment (now Danske Leasing) were transferred from Other Banking Activities to Banking Activities Denmark. Comparative figures have not been restated.

- Profit before loan impairment charges, adjusted for the guarantee commission under Bank Package I, rose 7%
- Net interest income up 7%
- Total expenses for Bank Package I of DKr3.1bn
- Level of loan impairment charges still high

Against the backdrop of declining asset values in the housing market and rising unemployment, Danish GDP is now expected to contract by about 4.5% in 2009.

Net interest income increased 7% over the year-earlier figure, mainly because of wider lending margins. In comparison with the level at the end of 2008, however, the item was adversely affected by lower central bank rates, keen competition for deposits and higher long-term funding costs.

Excluding the guarantee commission of DKr1.9bn paid to the Danish state and one-off expenses for organisational adjustments, operating expenses remained at the year-earlier level.

Total lending was at the level the year before. Lending growth was low as demand for corporate loans declined in the first nine months of 2009, reflecting lower investment and working capital levels.

Banking Activities Denmark recognised loan impairment charges of DKr7.9bn in the first nine months of 2009. Some DKr4.4bn of this amount consists of charges against facilities to corporate customers, primarily in the shipping, property, consumer durables and agricultural food sectors. In the third quarter, the Group recognised an additional charge of DKr0.4bn for its commitment to cover losses of distressed banks under Bank Package I. Total impairment charges under this commitment now amount to DKr1.5bn. Charges against retail facilities provided by Banking Activities Denmark stood at DKr1.8bn.



At Realkredit Danmark, about 40% of total impairment charges related to retail loans, while about 60% related to corporate loans. At September 30, 2009, payments were more than 90 days past due on 2,528 out of a total of 417,000 loans. At the end of 2008, the figure was 1,379.

Total deposits rose 5% and the market value of mortgage bonds issued to fund loans provided by Realkredit Danmark rose 9% over the year-earlier figures. In comparison with end-2008 figures, deposits grew 3%, while the market value of bonds was up 2%.

At September 30, 2009, Banking Activities Denmark's market share of lending, including mortgage loans and repo loans booked to Danske Markets, was 28.5%, down from 30.5% at the end of 2008. The main reason for the decline was a reduction in repo transactions with institutional clients. The market share of deposits was 29.6%, up from 29.5% at September 30, 2008.

At September 1, 2009, Realkredit Denmark's advisory services for small and medium-sized businesses merged with Banking Activities Denmark. The integration process proceeded as planned.

During the summer, Danske Bank dedicated part of its website to a dialogue with customers in Denmark. The purpose was to determine how Danske Bank could better meet customers' needs and demands. The website had more than 80,000 visitors, and 3,500 visitors blogged about their opinion of the economic crisis, their own financial situation and their perception of Danske Bank.

In September 2009, Danske Bank responded to the dialogue by introducing 23 initiatives focusing on customer satisfaction, responsibility, accessibility and transparency. These initiatives include improving information about interest rates and prices, improving openness about complaints, discontinuing all adviser bonus programmes and setting up an online customer board.


BRANCHES
121
EMPLOYEES
2,221
PRE TAX PROFIT
DKr-791m

Banking Activities Finland

BANKING ACTIVITIES FINLAND (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	2,387	2,422	99	679	787	921	930	826	3,352
Net fee income	818	711	115	282	273	263	326	206	1,037
Net trading income	53	34	156	2	38	13	44	23	78
Other income	284	221	129	116	84	84	20	86	241
Total income	3,542	3,388	105	1,079	1,182	1,281	1,320	1,141	4,708
Amortisation of intangible assets	352	353	100	118	116	118	116	118	469
Integration expenses	168	475	35	45	54	69	107	64	582
Other operating expenses	1,979	2,172	91	598	689	692	720	612	2,892
Operating expenses	2,499	3,000	83	761	859	879	943	794	3,943
Profit before loan impairment charges	1,043	388	269	318	323	402	377	347	765
Loan impairment charges	1,834	116	-	554	895	385	395	123	511
Profit before tax	-791	272	-	-236	-572	17	-18	224	254
Profit before tax in local currency (€)	-106	36	-	-31	-77	2	-2	30	34
Loans and advances (end of period)	162,066	171,180	95	162,066	166,158	169,178	172,617	171,180	172,617
Allowance account, loans and advances (end of period)	2,935	861	-	2,935	2,389	1,621	1,172	861	1,172
Deposits (end of period)	93,040	89,282	104	93,040	98,655	95,801	90,358	89,282	90,358
Allocated capital (avg.)	7,536	7,606	99	7,317	7,523	7,774	7,675	7,568	7,623
Profit before loan impairment charges as % p.a. of allocated capital	18.5	6.8		17.4	17.2	20.7	19.6	18.3	10.0
Pre-tax profit as % p.a. of allocated capital (ROE)	-14.0	4.8		-12.9	-30.4	0.9	-0.9	11.8	3.3
Cost/income ratio (%)	70.6	88.5		70.5	72.7	68.6	71.4	69.6	83.8
Cost/income ratio, excluding total integration expenses (%)	55.9	64.1		55.4	58.3	54.0	54.5	53.6	61.4

- Profit before loan impairment charges up DKr655m
- Operating expenses down 17%
- Significantly improved cost/income ratio
- Increase in loan impairment charges

The first nine months of 2009 saw lower economic growth in Finland, and this led to falling domestic demand and rising unemployment. Forecasts now indicate a contraction of Finnish GDP of about 6.2% in 2009.

Net interest income of DKr2.4bn matched the year-earlier level, mainly because of extraordinary income of about DKr60m in the first quarter of 2009 from the favourable outcome of a lawsuit. Lower money market rates and the costs of long-term funding, including the unit's share of hybrid core capital, had an adverse effect on the item.

Owing primarily to a decline in integration expenses and realised synergies, operating expenses fell 17% and were significantly below the level in the first nine months of 2008.

Total lending declined 5% from the level at the end of the third quarter of 2008. Retail lending was in line with the year-earlier level, while corporate lending was down 10%. A comparison with figures at the end of 2008 shows stable retail lending, but a fall of 13% in corporate lending.

Loan impairment charges totalled DKr1.8bn, against DKr0.1bn in the first nine months of 2008. They consisted primarily of a few large charges made against individual facilities to corporate customers.

Total deposits rose 4% over the figure the year before. Retail deposits were up 3%, and corporate deposits climbed 6%. A comparison with figures at the end of 2008 shows the same trend.

At September 30, 2009, Banking Activities Finland's market share of lending was 12.9%, down from 13.8% a year earlier, while its share of deposits was 12.3%, up from 12.2%.


56
EMPLOYEES
946
PRE-TAX PROFIT
DKr460m
6.1%

Banking Activities Sweden

BANKING ACTIVITIES SWEDEN (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	1,508	1,510	100	532	520	456	610	531	2,120
Net fee income	467	511	91	155	182	130	162	153	673
Net trading income	64	82	78	20	23	21	26	28	108
Other income	37	39	95	11	17	9	13	12	52
Total income	2,076	2,142	97	718	742	616	811	724	2,953
Operating expenses	1,095	1,165	94	359	395	341	390	380	1,555
Profit before loan impairment charges	981	977	100	359	347	275	421	344	1,398
Loan impairment charges	521	129	-	109	115	297	391	30	520
Profit before tax	460	848	54	250	232	-22	30	314	878
Profit before tax in local currency (SKr)	646	1,076	60	347	332	-33	5	402	1,081
Loans and advances (end of period)	174,389	187,636	93	174,389	171,656	174,973	173,732	187,636	173,732
Allowance account, loans and advances (end of period)	778	212	-	778	702	765	538	212	538
Deposits (end of period)	65,716	59,368	111	65,716	59,692	59,294	56,187	59,368	56,187
Allocated capital (avg.)	8,262	8,250	100	8,123	8,184	8,484	9,006	8,612	8,440
Profit before loan impairment charges as % p.a. of allocated capital	15.8	15.8		17.7	17.0	13.0	18.7	16.0	16.6
Pre-tax profit as % p.a. of allocated capital (ROE)	7.4	13.7		12.3	11.3	-1.0	1.3	14.6	10.4
Cost/income ratio (%)	52.7	54.4		50.0	53.2	55.4	48.1	52.5	52.7

- Profit before loan impairment charges unchanged in Danish kroner, but up 13% in local currency
- Improved lending margins
- Deposit margins under pressure
- Gradual decrease in loan impairment charges over the first nine months of 2009

Sweden saw shrinking demand, lower economic growth and rising unemployment in the first nine months of 2009. Swedish GDP is now expected to contract by about 5.1% in 2009.

The depreciation of the Swedish krona affected total income, operating expenses and profit before loan impairment charges.

Total income declined 3% from the level the year before. Despite the narrower deposit margins occasioned by the Swedish central bank's repeated interest rate cuts, income rose 9% in local currency owing to wider lending margins.

Operating expenses fell 6% from the year-earlier figure, but increased 6% in local currency. The increase was attributable partly to the exchange rate effect of invoicing intra-group expenses in Danish kroner.

Total lending fell 3% in local currency from the level a year earlier, with retail lending gaining 11% and corporate lending dropping 9%. In comparison with the level at the end of 2008, total lending fell 6%, with retail lending up 7% and corporate lending down 12%.

Loan impairment charges totalled DKr0.5bn, against DKr0.1bn in the first nine months of 2008. The charges related primarily to corporate customers.

Total deposits rose 16% in local currency over the year-earlier figure. Retail deposits gained 3% and corporate deposits 23%. Total deposits were 9% over the level at the end of 2008, with retail deposits climbing 2% and corporate deposits 13%.

At September 30, 2009, Banking Activities Sweden's market share of lending was 6.1%, down from 6.3% a year earlier, while its share of deposits was 5.3%, up from 4.9%.


BRANCHES
51
EMPLOYEES
976
PRE-TAX PROFIT
DKr755m
MARKET SHARE OF LENDING
5.9%

Banking Activities Norway

BANKING ACTIVITIES NORWAY (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	1,988	1,507	132	674	648	666	588	529	2,095
Net fee income	254	307	83	86	78	90	87	102	394
Net trading income	101	137	74	18	34	49	15	50	152
Other income	335	293	114	123	115	97	34	94	327
Total income	2,678	2,244	119	901	875	902	724	775	2,968
Goodwill impairment charges	-	-	-	-	-	-	141	-	141
Other operating expenses	1,349	1,352	100	445	453	451	421	452	1,773
Operating expenses	1,349	1,352	100	445	453	451	562	452	1,914
Profit before loan impairment charges	1,329	892	149	456	422	451	162	323	1,054
Loan impairment charges	574	52	-	210	67	297	437	6	489
Profit before tax	755	840	90	246	355	154	-275	317	565
Profit before tax in local currency (NKr)	893	902	99	288	421	184	-404	343	498
Loans and advances (end of period)	152,603	156,682	97	152,603	148,773	154,541	141,446	156,682	141,446
Allowance account, loans and advances (end of period)	1,358	381	-	1,358	1,100	1,105	680	381	680
Deposits (end of period)	57,250	52,752	109	57,250	54,422	51,514	47,426	52,752	47,426
Allocated capital (avg.)	7,709	7,288	106	7,551	7,873	7,705	7,921	7,761	7,447
Profit before loan impairment charges as % p.a. of allocated capital	23.0	16.3		24.2	21.4	23.4	8.2	16.6	14.2
Pre-tax profit as % p.a. of allocated capital (ROE)	13.1	15.4		13.0	18.0	8.0	-13.9	16.3	7.6
Cost/income ratio (%)	50.4	60.2		49.4	51.8	50.0	77.6	58.3	64.5

At April 1, 2008, the activities of Nordania Leasing within real property, construction and agricultural machinery, and capital and IT equipment were transferred from Other Banking Activities to Banking Activities Norway. Comparative figures have not been restated.

- Profit before loan impairment charges up 49% in Danish kroner, or 64% in local currency
- Significantly improved cost/income ratio
- Increase in loan impairment charges

Forecasts now indicate a contraction of Norwegian GDP of about 1.1% in 2009.

Total income rose 19% over the level in the first nine months of 2008, or 30% in local currency. Wider lending margins more than compensated for the pressure on deposit margins, and net interest income grew both in local currency and in Danish kroner.

Operating expenses remained on a par with the year-earlier level, but increased 8% in local currency. The main reason for the increase was the transfer of leasing activities from Other Banking Activities.

Total lending remained at the year-earlier level in local currency, with retail lending up 4% and corporate lending down 4%. In comparison with the level at the end of 2008, total lending fell 7% in local currency, with retail lending up 4% and corporate lending down 13%.

Loan impairment charges totalled DKr0.6bn, against DKr52m in the first nine months of 2008. The charges related primarily to corporate facilities to customers in the property sector.

Total deposits rose 10% in local currency over the year-earlier level. Retail deposits advanced 3% and corporate deposits 14%. Total deposits rose 4% over the level at the end of 2008, with retail deposits remaining at the level at December 31, 2008, and corporate deposits climbing 5%.

At September 30, 2009, Banking Activities Norway's market share of lending was 5.9%, down from 6.2% a year earlier, while its share of deposits was unchanged at 4.5%.


Belfast
BRANCHES
83
EMPLOYEES
1,263
PRE TAX PROFIT
DKr 847m

Banking Activities Northern Ireland

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	978	1,164	84	336	316	326	344	372	1,508
Net fee income	221	280	79	76	75	70	82	94	362
Net trading income	43	81	53	4	39	-	43	28	124
Other income	11	15	73	3	6	2	4	4	19
Total income	1,253	1,540	81	419	436	398	473	498	2,013
Operating expenses	865	1,042	83	267	282	316	321	336	1,363
Profit before loan impairment charges	388	498	78	152	154	82	152	162	650
Loan impairment charges	1,235	226	-	371	419	445	415	143	641
Profit before tax	-847	272	-	-219	-265	-363	-263	19	9
Profit before tax in local currency (£)	-102	28	-	-27	-30	-45	-40	2	-12
Loans and advances (end of period)	53,214	66,482	80	53,214	56,600	49,694	53,376	66,482	53,376
Allowance account, loans and advances (end of period)	1,617	228	-	1,617	1,407	972	566	228	566
Deposits (end of period)	45,959	57,288	80	45,959	49,240	42,807	44,459	57,288	44,459
Allocated capital (avg.)	1,980	2,527	78	2,004	1,988	1,947	2,219	2,457	2,449
Profit before loan impairment charges as % p.a. of allocated capital	26.1	26.3		30.3	31.0	16.8	27.4	26.4	26.5
Pre-tax profit as % p.a. of allocated capital (ROE)	-57.0	14.4		-43.7	-53.3	-74.6	-47.4	3.1	0.4
Cost/income ratio (%)	69.0	67.7		63.7	64.7	79.4	67.9	67.5	67.7

- Profit before loan impairment charges down 10% in local currency, or 22% in Danish kroner
- Operating expenses down 6% in local currency
- Increase in loan impairment charges

In Northern Ireland, lower demand and the turmoil in the financial markets continued in the third quarter of 2009. Activity in the housing market declined, and the pound sterling depreciated. Forecasts now indicate a contraction of Northern Ireland GDP of about 4.3% in 2009.

In the first nine months of 2009, net interest income fell 4% in local currency from the year-earlier level, reflecting stronger competition for deposits. Central bank interest rate cuts put strong pressure on deposit margins, but wider lending margins partly offset the effect of this trend.

Operating expenses fell 6% in local currency from the level of the first nine months of 2008. The Group paid DKr62m to cover expenses for the mandatory Financial Services Compensation Scheme in the period.

In local currency, lending was at the same level as the year before. Retail lending rose 7%, whereas corporate lending, excluding loans to the public sector etc., declined 4%. Lending fell 3% from the level at the end of 2008, with retail lending up 3% and corporate lending, excluding loans to the public sector etc., down 6%.

Loan impairment charges totalled DKr1.2bn, against DKr0.2bn for the first nine months of 2008. The increase related to charges made against a number of corporate facilities, particularly in the property segment.

Retail deposits fell 3% in local currency from the year-earlier level, whereas corporate deposits, excluding deposits from the public sector etc., were down 5%. In comparison with the figures at the end of 2008, retail deposits were unchanged, whereas corporate deposits, excluding deposits from the public sector etc., were down 2%.


BRANCHES
58
EMPLOYEES
634
PRE-TAX PROFIT
DKr-3,696m

Banking Activities Ireland

BANKING ACTIVITIES IRELAND (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	897	906	99	242	316	339	378	317	1,284
Net fee income	98	118	83	32	33	33	42	37	160
Net trading income	36	46	78	10	11	15	16	14	62
Other income	6	8	75	3	1	2	1	3	9
Total income	1,037	1,078	96	287	361	389	437	371	1,515
Goodwill impairment charges	-	-	-	-	-	-	2,940	-	2,940
Other operating expenses	682	743	92	210	241	231	248	243	991
Operating expenses	682	743	92	210	241	231	3,188	243	3,931
Profit before loan impairment charges	355	335	106	77	120	158	-2,751	128	-2,416
Loan impairment charges	4,051	698	-	1,232	1,346	1,473	1,002	509	1,700
Profit before tax	-3,696	-363	-	-1,155	-1,226	-1,315	-3,753	-381	-4,116
Profit before tax in local currency (€)	-496	-49	-	-155	-164	-177	-503	-51	-552
Loans and advances (end of period)	77,866	78,717	99	77,866	78,831	80,035	79,352	78,717	79,352
Allowance account, loans and advances (end of period)	5,817	849	-	5,817	4,605	3,268	1,853	849	1,853
Deposits (end of period)	32,367	25,620	126	32,367	30,312	26,738	24,556	25,620	24,556
Allocated capital (avg.)	3,250	3,133	104	3,177	3,265	3,307	3,360	3,233	3,190
Profit before loan impairment charges as % p.a. of allocated capital	14.6	14.3		9.7	14.7	19.1	-	15.8	-75.7
Pre-tax profit as % p.a. of allocated capital (ROE)	-151.6	-15.4		-145.4	-150.2	-159.1	-	-47.1	-129.0
Cost/income ratio, excluding goodwill impairment charges (%)	65.8	68.9		73.2	66.8	59.4	56.8	65.5	65.4

- Profit before loan impairment charges up 6%
- Operating expenses down 8%
- Improved cost/income ratio
- Increase in loan impairment charges

In the first nine months of 2009, economic activity in Ireland slowed considerably. The downturn in the property market and lower domestic demand led to rising unemployment and a deterioration of government finances. Irish GDP is now expected to contract by about 7.0% in 2009.

Total income fell 4% from the level in the first nine months of 2008, owing primarily to a decline in net fee income. Net interest income was adversely affected by pressure on deposit margins and loans for which interest accrual has been suspended, but the item benefited from wider lending margins.

Operating expenses declined 8% from the year-earlier figure, mainly because of tight cost control.

Total lending was at the level at September 30, 2008. The proportionate shares of retail and corporate lending were also unchanged. Retail lending fell 4% from the level at the end of 2008, while corporate lending was unchanged.

Loan impairment charges totalled DKr4.1bn, against DKr0.7m in the first nine months of 2008. The increase was owing to substantial impairment charges against facilities to a number of corporate customers, primarily in the property sector.

Deposits grew 26% over the year-earlier level. Retail deposits fell 18% as a result of stronger competition, while corporate deposits rose 85%. In the first nine months of 2009, deposits climbed 32%, with retail deposits down 13% and corporate deposits up 90%.

At September 30, 2009, Banking Activities Ireland's market share of lending was 4.5%, down from 4.9% a year earlier, while its share of deposits was unchanged at 3.3%.


BRANCHES
41
EMPLOYEES
1,068
TAX PROFIT
Kr-3,240m

Banking Activities Baltics

BANKING ACTIVITIES BALTICS (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	378	465	81	105	130	143	173	140	638
Net fee income	100	123	81	32	36	32	39	43	162
Net trading income	85	72	118	33	17	35	37	2	109
Other income	13	12	108	7	3	3	8	4	20
Total income	576	672	86	177	186	213	257	189	929
Goodwill impairment charges	1,417	-	-	-	1,417	-	-	-	-
Other operating expenses	287	399	72	89	100	98	126	132	525
Operating expenses	1,704	399	-	89	1,517	98	126	132	525
Profit before loan impairment charges	-1,128	273	-	88	-1,331	115	131	57	404
Loan impairment charges	2,112	82	-	714	839	559	213	41	295
Profit before tax	-3,240	191	-	-626	-2,170	-444	-82	16	109
Loans and advances (end of period)	27,841	30,146	92	27,841	28,676	29,852	30,426	30,146	30,426
Allowance account, loans and advances (end of period)	2,238	202	-	2,238	1,784	951	419	202	419
Deposits (end of period)	14,889	12,967	115	14,889	15,529	15,442	14,962	12,967	14,962
Allocated capital (avg.)	1,406	1,473	95	1,293	1,416	1,512	1,555	1,536	1,493
Profit before loan impairment charges as % p.a. of allocated capital	-107.0	24.7		27.2	-	30.4	33.7	14.8	27.1
Pre-tax prof. as % p.a. of alloc. cap. (ROE)	-	17.3		-193.7	-	-117.5	-21.1	4.2	7.3
Cost/income ratio, excluding goodwill impairment charges (%)	49.8	59.4		50.3	53.8	46.0	49.0	69.8	56.5

PROFIT BEFORE LOAN AND GOODWILL IMPAIRMENT CHARGES (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Estonia	247	251	98	55	83	109	86	74	337
Latvia	37	-1	-	23	3	11	10	-4	9
Lithuania	5	23	22	10	-	-5	35	-13	58
Total Banking Activities Baltics	289	273	106	88	86	115	131	57	404

- Profit before loan impairments down DKr1.4bn
- Increase in loan impairment charges
- Strong deposit growth

The period saw steep declines in the economies of Estonia, Latvia and Lithuania. Baltic GDPs are now expected to contract by an average 16.9% in 2009.

In the second quarter, goodwill impairment charges of DKr1.4bn were booked to eliminate all goodwill for the banking units in Latvia and Lithuania.

Total income declined 14%. Although lending margins improved, net interest income fell owing to lower interest rates, increasing funding costs and the effect of loans for which interest accrual has been suspended. Net fee income fell because of lower activity.

Excluding goodwill impairment charges, operating expenses were down DKr112m. Generally tightened cost control contributed to the positive trend.

Lending fell 8% from the level at September 30, 2008. Retail lending was in line with the level the year before, while corporate lending fell 14%. A comparison with end-2008 figures shows a drop in lending of 8%, with retail lending down 3% and corporate lending down 14%.

Loan impairment charges totalled DKr2.1bn, against DKr82m a year earlier. The economic recession hurt credit quality, and the Group made collective impairment charges of DKr0.8bn. The remainder consists of individual charges made against facilities to customers in the property market. Charges covered 8% of the unit's exposure at September 30, 2009.

Total deposits rose 15% over the level a year earlier. Retail deposits grew 11% and corporate deposits 16%. In comparison with the figures at the end of 2008, total deposits were unchanged, with retail deposits down 11% and corporate deposits up 4%.


EMPLOYEES
311
PRE TAX PROFIT
DKr151m

Other Banking Activities

OTHER BANKING ACTIVITIES (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	269	271	99	85	98	86	98	87	369
Net fee income	85	52	163	41	22	22	21	11	73
Net trading income	16	32	50	6	3	7	13	12	45
Other income	648	860	75	199	244	205	232	197	1,092
Total income	1,018	1,215	84	331	367	320	364	307	1,579
Operating expenses	777	845	92	234	280	263	364	195	1,209
Profit before loan impairment charges	241	370	65	97	87	57	-	112	370
Loan impairment charges	90	-18	-	42	114	-66	40	-77	22
Profit before tax	151	388	39	55	-27	123	-40	189	348
Loans and advances (end of period)	20,560	24,571	84	20,560	21,487	22,778	22,867	24,571	22,867
Allowance account, loans and advances (end of period)	1,099	421	261	1,099	974	842	690	421	690
Deposits (end of period)	3,447	4,078	85	3,447	3,536	3,728	4,269	4,078	4,269
Allocated capital (avg.)	1,858	1,898	98	2,040	1,931	1,597	1,655	1,698	1,837
Profit before loan impairment charges as % p.a. of allocated capital	17.3	26.0		19.0	18.0	14.3	-	26.4	20.1
Pre-tax profit as % p.a. of allocated capital (ROE)	10.8	27.3		10.8	-5.6	30.8	-9.7	44.5	18.9
Cost/income ratio (%)	76.3	69.5		70.7	76.3	82.2	100.0	63.5	76.6

PROFIT BEFORE TAX (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Nordania Leasing	-62	114	-	-27	-19	-16	-110	29	4
Banking Activities Germany	153	218	70	59	-27	121	45	138	263
Banking Activities Poland	49	56	88	21	11	17	25	22	81
Banking Activities Russia	11	-	-	2	8	1	-	-	-
Total Other Banking Activities	151	388	39	55	-27	123	-40	189	348

At April 1, 2008, the activities of Nordania Leasing within real property, construction and agricultural machinery, and capital and IT equipment were transferred to Banking Activities Denmark and Banking Activities Norway. Comparative figures have not been restated.

- Profit before loan impairment charges down 35%
- Lower income from the sale of lease assets

Other Banking Activities' markets saw a severe economic slowdown in the first nine months of 2009. Forecasts now indicate a contraction of German GDP, while Poland's growth rate is likely to be zero.

The transfer of certain activities from Nordania Leasing to Banking Activities Denmark and Banking Activities Norway at April 1, 2008, led to lower income and expenses. Nordania Leasing's total income decreased DKr261m and its operating expenses fell DKr197m. Adjusted for the transfer, profit before loan impairment charges fell DKr81m. The decline derived from lower income from the sale of lease assets and severance payments.


EMPLOYEES
889
TOTAL INCOME
DKr15.575m

Danske Markets

DANSKE MARKETS (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Total income	15,575	2,364	-	3,811	4,733	7,031	1,399	-76	3,763
Operating expenses	2,231	1,981	113	622	786	823	549	616	2,530
Profit before loan impairment charges	13,344	383	-	3,189	3,947	6,208	850	-692	1,233
Loan impairment charges	2,343	558	-	-7	652	1,698	2,679	558	3,237
Profit before tax	11,001	-175	-	3,196	3,295	4,510	-1,829	-1,250	-2,004
Due from credit institutions and repo loans (end of period)	484,225	617,804	78	484,225	428,929	390,241	449,794	617,804	449,794
Loans and advances (end of period)	50,691	61,016	83	50,691	59,795	71,550	71,357	61,016	71,357
Allowance account, loans and advances (end of period)	4,200	532	-	4,200	5,897	5,009	3,152	532	3,152
Net trading and investment portfolio (end of period)	423,761	473,771	89	423,761	428,991	455,878	499,560	473,771	499,560
Deposits (end of period)	174,109	179,911	97	174,109	153,557	180,969	207,524	179,911	207,524
Allocated capital (avg.)	4,663	2,489	187	3,601	5,056	5,351	4,470	2,842	2,987
Profit before loan impairment charges as % p.a. of allocated capital	-	20.5		-	-	-	76.1	-97.4	41.3
Pre-tax profit as % p.a. of allocated capital (ROE)	-	-9.4		-	260.7	-	-163.7	-175.9	-67.1
Cost/income ratio (%)	14.3	83.8		16.3	16.6	11.7	39.2	-	67.2

TOTAL INCOME (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Trading activities	15,138	4,727	-	3,194	4,410	7,534	2,634	1,402	7,361
Group Treasury	275	-2,707	-	567	297	-589	-1,289	-1,582	-3,996
Institutional banking	162	344	47	50	26	86	54	104	398
Total Danske Markets	15,575	2,364	-	3,811	4,733	7,031	1,399	-76	3,763

- Exceptionally high income
- Customer activity still strong
- Profitable risk taking in volatile markets
- Increase in loan impairment charges

Profit before tax rose to DKr11.0bn, up from a loss of DKr0.2bn in the first nine months of 2008. The main reason was exceptionally high income from Trading activities, especially in the first quarter of 2009.

Customer-driven trading activity in instruments to hedge interest rate and exchange rate risks was particularly strong during the entire period. Global capital market trends led to wider bid/offer spreads, but the change was less pronounced than in the second quarter.

The unit adjusted its position-taking approach to allow for changes in short- and medium-term interest rates and credit spreads, thus increasing income from Trading activities DKr10.4bn over the level a year earlier to DKr15.1bn.

Group Treasury posted income of DKr0.3bn. In the first nine months of 2008, it recorded a loss of DKr2.7bn, with DKr1.6bn deriving from losses in proprietary trading activities. These activities were discontinued in the third quarter of 2008.

Loan impairment charges related to facilities to financial counterparties; certain asset values declined, creating a need for additional impairment charges.

The 13% rise in operating expenses related mainly to performance-based compensation for Trading activities staff. The Group carried out a relative reduction of performance-based compensation during 2009 and adjusted its practices for the measurement and structure of such compensation in accordance with international recommendations.

In the first nine months of 2009, total assets held by Danske Markets were substantially reduced, primarily through a reduction of the trading and investment portfolio.


EMPLOYEES
545
PRE-TAX PROFIT
DKr464m
MARKET SHARE IN
THE NORDIC REGION

Danske Capital

DANSKE CAPITAL (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Total income	1,236	1,328	93	373	475	388	369	419	1,697
Amortisation of intangible assets	28	28	100	9	9	10	10	10	38
Other operating expenses	690	655	105	233	226	231	229	203	884
Operating expenses	718	683	105	242	235	241	239	213	922
Profit before loan impairment charges	518	645	80	131	240	147	130	206	775
Loan impairment charges	54	11	-	40	6	8	308	-6	319
Profit before tax	464	634	73	91	234	139	-178	212	456
Loans and advances (end of period)	12,469	26,546	47	12,469	16,017	19,297	22,306	26,546	22,306
Allowance account, loans and advances (end of period)	311	13	-	311	333	313	321	13	321
Deposits (end of period)	6,020	9,739	62	6,020	6,420	6,840	7,276	9,739	7,276
Allocated capital (avg.)	401	765	52	308	352	545	705	731	750
Cost/income ratio (%)	58.1	51.4		64.9	49.5	62.1	64.8	50.8	54.3
Cost/income ratio, excluding amortisation of intangible assets (%)	55.8	49.3		62.5	47.6	59.5	62.1	48.4	52.1
Assets under management (DKr bn)	537	552	97	537	509	502	513	552	513

- Profit before loan impairment charges down 20%
- All units adversely affected by equity market trends
- Good investment performance and positive net sales

Income at Danske Capital fell 7% from DKr1.3bn in the first nine months of 2008 to DKr1.2bn in the same period in 2009. The main reason was a 3% decline in assets under management occasioned by negative equity market trends. Income included performance-based fees and other one-off income of DKr109m, against DKr25m for the same period in 2008.

Operating expenses rose DKr35m over the year-earlier figure. Of this amount, DKr18m was attributable to the consolidation of Danske Invest Management A/S, which was acquired in May 2008. Excluding this amount, operating expenses were up DKr17m, or 2%.

Danske Capital's net sales amounted to DKr10.4bn in the first nine months of 2009. Products managed by Danske Capital's Asset Management unit accounted for DKr11.2bn, while net sales of investment products offered by external providers and structured products were a negative DKr0.8bn.

Asset Management's net sales of DKr11.2bn consisted of net sales to institutional clients of DKr9.3bn and net sales to retail customers of DKr1.9bn. Net sales to retail customers amounted to DKr2.3bn in the third quarter of 2009.

Danske Capital maintained its 12% market share of unit trust business in the Nordic region. Denmark and Finland remained Danske Capital's most important markets, with market shares of 28.0% and 17.1%, respectively.

In the first nine months of 2009, the unit trust business posted above-benchmark returns in 68% of all its funds. Eighty-one per cent of the bond-based funds and 61% of the equity-based funds delivered above-benchmark returns.


EMPLOYEES
950
NET INCOME
DKr1,031m

Danica Pension

DANICA PENSION (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Share of technical provisions	809	822	98	271	266	272	266	270	1,088
Unit-linked business	108	-29	-	56	51	1	8	-3	-21
Health and accident business	-56	-101	-	-21	-7	-28	-41	-46	-142
Return on investments	1,185	-758	-	485	488	212	-203	-290	-961
Financing result	-206	-442	-	-50	-62	-94	-167	-154	-609
Postponed risk allowance	-809	-822	98	-271	-266	-272	-266	-270	-1,088
Net income from insurance business	1,031	-1,330	-	470	470	91	-403	-493	-1,733
Premiums, insurance contracts	12,342	14,279	86	3,833	3,800	4,709	5,013	4,714	19,292
Premiums, investment contracts	1,982	1,999	99	758	734	490	588	348	2,587
Provisions, insurance contracts	221,287	206,042	107	221,287	212,927	207,220	204,123	206,042	204,123
Provisions, investment contracts	13,098	9,761	134	13,098	10,989	8,918	8,464	9,761	8,464
Customer funds, investment assets									
Danica Traditionel	182,252	171,418	106	182,252	176,482	173,331	175,778	171,418	175,778
Danica Balance	11,991	7,453	161	11,991	10,052	8,216	7,583	7,453	7,583
Danica Link	29,786	23,467	127	29,786	25,803	21,602	20,895	23,467	20,895
Allocated capital (avg.)	5,716	5,209	110	5,676	5,731	5,741	5,352	5,217	5,245
Net income as % p.a. of allocated capital	24.0	-34.0	-	33.1	32.8	6.3	-30.1	-37.8	-33.0

- Net income from insurance business of DKr1.0bn
- Total premiums down 12% owing to a decline in single premiums
- Regular premiums on market products in Denmark up 14%
- Expenses down DKr96m
- Interest rate on policyholders' savings up at 2.25% and no transfer and surrender charge

Net income from insurance business totalled DKr1,031m, against a loss of DKr1,330m in the first nine months of 2008.

The investment return of DKr1,185m had a positive effect on the overall result for the first three quarters of 2009. Even though this result would have enabled the Group to book its risk allowance at September 30, 2009, the Group's decision on whether to book the allowance will be made at the end of the year on the basis of the trends in the financial markets in 2009.

The positive return on investments boosted financial reserves. Danica Pension therefore decided to discontinue the temporary charge on transfers and surrenders with effect on October 1 and to raise the interest rate on policyholders' savings to 2.25% after pension return tax.

The return on customer funds for *Danica Traditionel* investments was 5.8%. Including changes in technical provisions resulting from interest rate increases, the return was 5.4%. The return on the market-based products, *Danica Balance* and *Danica Link*, was DKr4,763m, or an average rate of return of 19.8%.

Total premiums fell 12% to DKr14.3bn because of a decline in single premiums. Regular premiums for market-based products in Denmark rose 14%.

In Sweden, premiums totalled DKr1,998m, up 8% on the year-earlier period, or 22% in Swedish kronor. In Norway, premiums fell 17% to DKr413m. In Ireland, they totalled DKr88m.

Expenses in the first three quarters of 2009 were DKr96m lower than in the same period in 2008, but this was not enough to fully offset the fall in premiums. The expense ratio thus increased from 6.0% to 6.2%.

The collective bonus potential stood at DKr3.5bn at the end of September 2009, DKr1.9bn above the level at the beginning of the year. The positive return on investments also made it possible to restore DKr2.8bn drawn from the bonus potential of paid-up policies at the beginning of the year.


PRE-TAX PROFIT
DKr-652m

Other Activities

OTHER ACTIVITIES (DKr m)	Q1-Q3 2009	Q1-Q3 2008	Index 09/08	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Full year 2008
Net interest income	42	-40	-	1	42	-1	-147	-69	-187
Net fee income	-23	-14	-	-6	-13	-4	-6	-2	-20
Net trading income	-266	374	-	-164	-144	42	435	3	809
Other income	87	684	13	26	42	19	372	64	1,056
Total income	-160	1,004	-	-143	-73	56	654	-4	1,658
Operating expenses	492	189	260	79	188	225	37	74	226
Profit before loan impairment charges	-652	815	-	-222	-261	-169	617	-78	1,432
Loan impairment charges	-	-	-	-	-	-	-	-	-
Profit before tax	-652	815	-	-222	-261	-169	617	-78	1,432

PROFIT BEFORE TAX (DKr m)									
Real property	60	603	10	68	-60	52	26	41	629
Own shares	-391	385	-	-195	-224	28	455	56	840
Other, including Group support functions	-321	-173	-	-95	23	-249	136	-175	-37
Total Other Activities	-652	815	-	-222	-261	-169	617	-78	1,432

Other Activities covers the Group's real property activities, support functions, and eliminations, including the elimination of returns on own shares and bonds.

In the first nine months of 2009, Other Activities recorded a loss before tax of DKr652m, against a profit of DKr815m the year before.

Real property activities generated a profit of DKr60m, against DKr603m in the same period a year earlier. The change was owing to property write-downs in 2009 and income from the sale of real property of some DKr420m in 2008.

Some customer savings held under pooled schemes and at Danica are invested in Danske Bank shares. In accordance with accounting regulations, the return on Danske Bank shares must be eliminated in the financial statements, while the return on customer savings is recognised in the income statement. This elimination led to an expense of DKr391m in the first nine months of 2009, against an income of DKr385m for the same period in 2008.

Other functions, including Group support functions, incurred a loss of DKr321m, against a loss of DKr173m for the year-earlier period. The increase in expenses came mainly from severance payments in the first quarter of 2009.

Income statement - Danske Bank Group

(DKr m)	Q1-Q3 2009	Q1-Q3 2008	Q3 2009	Q3 2008
Interest income	80,451	111,018	23,517	37,400
Interest expense	43,990	83,104	12,109	28,222
Net interest income	36,461	27,914	11,408	9,178
Fee income	7,617	8,585	2,582	2,655
Fee expenses	2,371	2,745	802	863
Net trading income	11,932	-4,914	3,684	-2,571
Other income	2,980	3,566	962	994
Net premiums	12,185	14,191	3,795	4,685
Net insurance benefits	22,436	15,117	7,878	4,677
Income from associated undertakings	194	280	57	16
Profit on sale of associated and group undertakings	5	-	-	-
Staff costs and administrative expenses	18,409	17,220	5,782	5,359
Amortisation, depreciation and impairment charges	3,996	2,295	762	701
Profit before loan impairment charges	24,162	12,245	7,264	3,357
Loan impairment charges	20,695	2,889	6,164	1,775
Profit before tax	3,467	9,356	1,100	1,582
Tax	2,159	2,435	517	468
Net profit for the period	1,308	6,921	583	1,114
Portion attributable to				
Shareholders of Danske Bank A/S (the Parent Company)	1,322	6,905	583	1,100
Minority interests	-14	16	-	14
Net profit for the period	1,308	6,921	583	1,114
Earnings per share (DKr)	1.9	10.0	0.8	1.6
Diluted earnings per share (DKr)	1.9	10.0	0.8	1.6

Statement of comprehensive income – Danske Bank Group

(DKr m)	Q1-Q3 2009	Q1-Q3 2008	Q3 2009	Q3 2008
Net gains not recognised in the income statement				
Translation of foreign units	381	-439	-587	-25
Foreign unit hedges	-300	435	543	2
Unrealised value adjustments of available-for-sale financial assets	908	-	833	-
Realised value adjustments of available-for-sale financial assets	367	-	187	-
Tax on other comprehensive income	-269	-84	-365	-3
Total	1,087	-88	611	-26
Net profit for the period	1,308	6,921	583	1,114
Total comprehensive income for the period	2,395	6,833	1,194	1,088
Portion attributable to				
Shareholders of the Parent Company	2,409	6,817	1,194	1,074
Minority interests	-14	16	-	14
Total comprehensive income for the period	2,395	6,833	1,194	1,088

Balance sheet – Danske Bank Group

(DKr m)	Sept. 30, 2009	Dec. 31, 2008	Sept. 30, 2008
ASSETS			
Cash in hand and demand deposits with central banks	22,930	16,379	18,995
Due from credit institutions and central banks	301,880	215,823	364,847
Trading portfolio assets	649,879	860,788	747,052
Investment securities	138,062	140,793	44,488
Loans and advances	1,188,473	1,352,113	1,400,277
Loans and advances at fair value	692,122	667,181	640,524
Assets under pooled schemes and unit-linked investment contracts	43,036	34,635	39,585
Assets under insurance contracts	196,482	181,259	183,908
Holdings in associated undertakings	1,006	939	1,105
Intangible assets	23,239	25,094	28,926
Investment property	4,701	4,470	4,525
Tangible assets	8,865	9,061	9,178
Current tax assets	2,196	2,103	1,039
Deferred tax assets	2,225	1,248	627
Other assets	23,206	32,088	30,775
Total assets	3,298,302	3,543,974	3,515,851
LIABILITIES			
Due to credit institutions and central banks	368,306	562,726	744,068
Trading portfolio liabilities	456,675	623,290	407,304
Deposits	845,699	874,690	909,360
Bonds issued by Realkredit Danmark	536,442	479,534	480,521
Deposits under pooled schemes and unit-linked investment contracts	49,170	41,827	45,726
Liabilities under insurance contracts	223,842	210,988	206,976
Other issued bonds	575,237	526,606	493,890
Current tax liabilities	2,289	930	1,436
Deferred tax liabilities	3,146	3,082	3,375
Other liabilities	53,570	64,194	59,451
Subordinated debt	83,578	57,860	57,597
Total liabilities	3,197,954	3,445,727	3,409,704
SHAREHOLDERS' EQUITY			
Share capital	6,988	6,988	6,988
Foreign currency translation reserve	-209	-290	-34
Reserve for available-for-sale financial assets	-662	-1,937	-
Proposed dividends	-	-	-
Retained earnings	94,231	93,464	99,155
Shareholders of the Parent Company	100,348	98,225	106,109
Minority interests	-	22	38
Total shareholders' equity	100,348	98,247	106,147
Total liabilities and equity	3,298,302	3,543,974	3,515,851

Statement of capital – Danske Bank Group

(DKr m)

Changes in shareholders' equity

	Shareholders of the Parent Company							
	Share capital	Foreign currency translation reserve	Available-for-sale assets	Proposed dividends	Retained earnings	Total	Minority interests	Total
Shareholders' equity at January 1, 2009	6,988	-290	-1,937	-	93,464	98,225	22	98,247
Total comprehensive income	-	81	1,275	-	1,053	2,409	-14	2,395
Dividends paid	-	-	-	-	-	-	-8	-8
Acquisition of own shares	-	-	-	-	-12,703	-12,703	-	-12,703
Sale of own shares	-	-	-	-	12,475	12,475	-	12,475
Share-based payments	-	-	-	-	28	28	-	28
Addition of minority interests	-	-	-	-	-	-	-	-
Tax on entries on shareholders' equity	-	-	-	-	-86	-86	-	-86
Shareholders' equity at September 30, 2009	6,988	-209	-662	-	94,231	100,348	-	100,348
Shareholders' equity at January 1, 2008	6,988	-30	-	5,940	91,325	104,223	132	104,355
Total comprehensive income	-	-4	-	-	6,821	6,817	16	6,833
Dividends paid	-	-	-	-5,940	109	-5,831	-110	-5,941
Acquisition of own shares	-	-	-	-	-21,662	-21,662	-	-21,662
Sale of own shares	-	-	-	-	22,274	22,274	-	22,274
Share-based payments	-	-	-	-	27	27	-	27
Addition of minority interests	-	-	-	-	-	-	-	-
Tax on entries on shareholders' equity	-	-	-	-	261	261	-	261
Shareholders' equity at September 30, 2008	6,988	-34	-	-	99,155	106,109	38	106,147

Through the Private Contingency Association, Danske Bank participates in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The guarantee prohibits dividend payments and share buybacks by the participating banks until the guarantee expires on September 30, 2010. From October 1, 2010, and for as long as the Danish state holds hybrid core capital in Danske Bank, the Group may distribute dividends if such dividends can be paid in full out of the profit for the year. In March 2008, the Group made dividend payments of DKr8.50 per share.

	Sept. 30, 2009	Dec. 31, 2008	Sept. 30, 2008
Share capital (DKr)	6,988,042,760	6,988,042,760	6,988,042,760
Number of shares	698,804,276	698,804,276	698,804,276
Number of shares outstanding	688,641,825	689,803,461	687,707,526
Average number of shares outstanding, including dilutive shares	690,005,428	686,909,354	686,081,483

Statement of capital - Danske Bank Group

(DKr m)	Sept. 30, 2009	Dec. 31, 2008	Sept. 30, 2008
Solvency			
Shareholders' equity	100,348	98,247	106,147
Revaluation of domicile property	1,235	1,410	1,706
Pension obligations at fair value	-474	486	650
Tax effect	100	-163	-187
Minority interests	2,980	2,979	3,000
Shareholders' equity calculated in accordance with the rules of the Danish FSA	104,189	102,959	111,316
Proposed dividends	-	-	-
Intangible assets of banking business	-23,340	-25,204	-29,026
Deferred tax assets	-2,144	-971	-402
Deferred tax on intangible assets	1,295	1,433	1,341
Revaluation of real property	-736	-924	-1,173
Core (tier 1) capital, excluding hybrid core capital	79,264	77,293	82,056
Hybrid core capital	40,986	13,640	14,481
Difference between expected losses and impairment charges	-	-	-960
Statutory deduction for insurance subsidiaries	-2,545	-2,555	-2,351
Other statutory deductions	-13	-31	-33
Core (tier 1) capital	117,692	88,347	93,193
Subordinated debt, excluding hybrid core capital	32,894	35,023	36,198
Hybrid core capital	-	1,120	1,567
Revaluation of real property	736	924	1,173
Difference between expected losses and impairment charges	2,985	2,036	-960
Statutory deduction for insurance subsidiaries	-2,545	-2,555	-2,351
Other statutory deductions	-13	-31	-33
Capital base	151,749	124,864	128,787
Capital requirements			
Credit risk (IRB approach)	44,701	44,153	42,375
Credit risk (standardised approach)	16,939	17,531	18,411
Counterparty risk	2,514	3,450	2,635
Total credit risk	64,154	65,134	63,421
Market risk	3,669	5,408	4,653
Operational risk	6,859	6,264	6,124
Capital requirement under Pillar I	74,682	76,806	74,198
Pillar II and transitional rules	10,719	25,711	29,054
ICAAP result	85,401	102,517	103,252
Total risk-weighted assets	933,523	960,079	927,477
Core (tier 1) capital ratio, excluding hybrid core capital (%)	8.49	8.05	8.85
Core (tier 1) capital ratio (%)	12.61	9.20	10.05
Solvency ratio (%)	16.26	13.01	13.89

The Group's risk-weighted assets calculated under the Basel I rules amounted to DKr1,334,412m at September 30, 2009. The ICAAP result, taking the transitional rules into consideration, was DKr85,401m, equal to 80% of the capital requirement of 8% of risk-weighted assets.

The Parent Company's risk-weighted assets calculated under the Basel II rules amounted to DKr769,913bn. The core (tier 1) capital and solvency ratios were 15.1% and 19.1%, respectively. Hybrid core capital accounted for 32.8% of core (tier 1) capital.

Cash flow statement - Danske Bank Group

(DKr m)	Q1-Q3 2009	Q1-Q3 2008
Cash flow from operations		
Net profit for the period	1,308	6,921
Adjustment for non-cash operating items	32,372	2,580
Cash flow from operating capital	54,068	-7,228
Cash flow from operations	87,748	2,273
Cash flow from investing activities		
Acquisition/sale of businesses	7	-129
Acquisition/sale of own shares	-228	612
Acquisition of intangible assets	-236	-511
Acquisition/sale of tangible assets	-1,725	-1,424
Cash flow from investing activities	-2,182	-1,452
Cash flow from financing activities		
Changes in subordinated debt and hybrid core capital	24,901	-991
Dividends	-	-5,831
Change in minority interests	-22	-79
Cash flow from financing activities	24,879	-6,901
Cash and cash equivalents, beginning of period	202,728	338,327
Change in cash and cash equivalents	110,445	-6,088
Acquisition/sale of businesses	-	8
Cash and cash equivalents, end of period	313,173	332,247

Notes – Danske Bank Group

Note

1 **Significant accounting policies**

The Danske Bank Group's interim report for the first nine months of 2009 has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and additional Danish disclosure requirements for interim reports of listed financial institutions.

The Group has not changed its significant accounting policies from those followed in Annual Report 2008, which provides a full description of the Group's significant accounting policies, except in the instances mentioned below.

The Group has implemented the amendments to IAS 1, Presentation of Financial Statements. This standard requires disclosure of a statement of comprehensive income (displayed immediately after the income statement). Comprehensive income was previously included in the statement of changes in shareholders' equity.

Accounting estimates and assessments

The basis for preparing the financial statements includes updated estimates and assessments of future events that will significantly affect the carrying amounts of assets and liabilities. The estimates and assessments are based on assumptions that the management finds reasonable but that are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and unexpected future events or situations may occur. Other people may make other estimates than those made by the management. Similarly to year-end 2008, the amounts most influenced by critical estimates and assessments are

- the value of loans and advances
- the value of goodwill
- the fair value of financial instruments
- the value of liabilities under insurance contracts
- the value of defined benefit plans.

Impairment charges for loans and advances consist of individual and collective charges. They are subject to a number of estimates, including the identification of loans or portfolios of loans with objective evidence of impairment, expected future cash flows and the expected value of collateral.

Goodwill is tested for impairment if indication of impairment exists. The testing relies on a number of estimates of future cash flows - and thus macroeconomic forecasts for the countries where the Group has acquired goodwill.

Particularly at times when macroeconomic forecasts are difficult to make, impairment charges for loans and advances and goodwill are based on significant estimates.

Fair value measurements of financial instruments that are only to a limited extent based on market prices or observable market data are subject to estimates. Similarly to year-end 2008, this applies to unlisted shares and certain bonds for which there is no longer an active market.

The calculations of liabilities under insurance contracts and the net obligation under defined benefit pension plans are based on a number of actuarial computations that rely on assumptions about a number of variables, including mortality and disability rates and salary increases. The liabilities are also affected by the discount rate.

For a detailed description of the Group's significant risks and the external conditions that may affect the Group, see Annual Report 2008 and Risk Management 2008.

Standards and interpretations not yet in force

The International Accounting Standards Board (IASB) has issued a number of international accounting standards that have not yet come into force. Similarly, the International Financial Reporting Interpretations Committee (IFRIC) has issued a number of interpretations that have not yet come into force.

None of these is expected to materially affect the Group's future financial reporting.

Notes – Danske Bank Group

Note (DKr m)

2 **Business segments, Q1-Q3 2009**

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other	Elimination	Total	Reclassification	Highlights
Net interest income	20,480	10,161	237	5,363	42	178	36,461	-15,702	20,759
Net fee income	4,751	59	873	-414	-23	-	5,246	355	5,601
Net trading income	917	5,093	57	6,309	124	-568	11,932	4,351	16,283
Other income	2,069	13	71	747	121	-41	2,980	-769	2,211
Net premiums	-	-	-	12,185	-	-	12,185	-12,185	-
Net insurance benefits	-	-	-	22,436	-	-	22,436	-22,436	-
Income from equity investments	-14	249	-2	-41	8	-1	199	-199	-
Net income from insurance business	-	-	-	-	-	-	-	1,031	1,031
Total income	28,203	15,575	1,236	1,713	272	-432	46,567	-682	45,885
Operating expenses	18,282	2,231	718	682	533	-41	22,405	-682	21,723
Profit before loan impairment charges	9,921	13,344	518	1,031	-261	-391	24,162	-	24,162
Loan impairment charges	18,298	2,343	54	-	-	-	20,695	-	20,695
Profit before tax	-8,377	11,001	464	1,031	-261	-391	3,467	-	3,467
Loans and advances, excluding reverse transactions	1,657,003	46,491	12,158	-	4,976	-22,378	1,698,250	-	1,698,250
Other assets	419,948	4,390,764	15,725	254,063	197,237	-3,677,685	1,600,052	-	1,600,052
Total assets	2,076,951	4,437,255	27,883	254,063	202,213	-3,700,063	3,298,302	-	3,298,302
Deposits, excluding repo deposits	628,044	174,109	6,020	-	6,088	-11,184	803,077	-	803,077
Other liabilities	1,378,052	4,258,483	21,462	248,347	177,412	-3,688,879	2,394,877	-	2,394,877
Allocated capital	70,855	4,663	401	5,716	18,713	-	100,348	-	100,348
Total liabilities and equity	2,076,951	4,437,255	27,883	254,063	202,213	-3,700,063	3,298,302	-	3,298,302
Internal income	5,146	15,681	231	1,941	-22,999	-	-		
Amortisation and depreciation charges	1,754	2	30	-	702	-	2,488		
Impairment charges for intangible and tangible assets	1,417	-	-	-	91	-	1,508		
Reversals of impairment charges	-	-	-	-	-	-	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	-15.8	314.6	154.3	24.0	-1.9	-	4.6		
Cost/income ratio (%)	64.8	14.3	58.1	39.8	196.0	-	48.1		
Full-time-equivalent staff (avg.)	13,716	886	560	956	6,878	-	23,996		

In its financial highlights, the Group recognises earnings contributed by Danske Markets as net trading income and earnings contributed by Danica Pension as net income from insurance business. The Reclassification column shows the adjustments made to the detailed figures in the calculation of the highlights.

Internal income and expenses are allocated to the individual segments on an arm's-length basis. Until the end of 2008, liquidity was settled primarily on the basis of short-term money market rates. The method was changed at January 1, 2009. Liquidity expenses are now allocated on the basis of a maturity analysis of loans and deposits. Prices are based on interbank rates and funding spreads. The new settlement method resulted in a relatively large share of liquidity expenses at Danske Markets and at banking units with insufficient liquidity from deposits to fund activities.

Notes – Danske Bank Group

Note (DKr m)

2 **Business segments Q1-Q3 2008**

(cont'd)

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other	Elimina-tion	Total	Reclassi-fication	Highlights
Net interest income	19,485	3,492	195	4,604	-39	177	27,914	-8,274	19,640
Net fee income	5,061	172	1,118	-498	-13	-	5,840	326	6,166
Net trading income	1,124	-1,550	24	-4,708	-12	208	-4,914	8,800	3,886
Other income	1,971	5	1	963	661	-35	3,566	-921	2,645
Net premiums	-	-	-	14,191	-	-	14,191	-14,191	-
Net insurance benefits	-	-	-	15,117	-	-	15,117	-15,117	-
Income from equity investments	-	245	-10	-12	57	-	280	-280	-
Net income from insurance business	-	-	-	-	-	-	-	-1,330	-1,330
Total income	27,641	2,364	1,328	-577	654	350	31,760	-753	31,007
Operating expenses	15,909	1,981	683	753	224	-35	19,515	-753	18,762
Profit before loan impairment charges	11,732	383	645	-1,330	430	385	12,245	-	12,245
Loan impairment charges	2,320	558	11	-	-	-	2,889	-	2,889
Profit before tax	9,412	-175	634	-1,330	430	385	9,356	-	9,356
Loans and advances, excluding reverse transactions	1,726,063	60,484	26,533	-	-12,818	-12,418	1,787,844	-	1,787,844
Other assets	206,093	4,187,156	15,829	229,175	1,147,238	-4,057,484	1,728,007	-	1,728,007
Total assets	1,932,156	4,247,640	42,362	229,175	1,134,420	-4,069,902	3,515,851	-	3,515,851
Deposits, excluding repo deposits	601,559	181,152	9,739	-	3,865	-5,570	790,745	-	790,745
Other liabilities	1,260,112	4,063,999	31,858	223,966	1,103,356	-4,064,332	2,618,959	-	2,618,959
Allocated capital	70,485	2,489	765	5,209	27,199	-	106,147	-	106,147
Total liabilities and equity	1,932,156	4,247,640	42,362	229,175	1,134,420	-4,069,902	3,515,851	-	3,515,851
Internal income	10,605	15,058	587	1,650	-27,899	-	-		
Amortisation and depreciation charges	1,674	5	37	-	579	-	2,295		
Impairment charges for intangible and tangible assets	-	-	-	-	-	-	-		
Reversals of impairment charges	-	-	-	-	-	-	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	17.8	-9.4	110.5	-34.0	2.1	-	11.8		
Cost/income ratio (%)	57.6	83.8	51.4	-	34.3	-	61.4		
Full-time-equivalent staff (avg.)	14,377	909	570	953	6,967	-	23,776		

In its financial highlights, the Group recognises earnings contributed by Danske Markets as net trading income and earnings contributed by Danica Pension as net income from insurance business. The Reclassification column shows the adjustments made to the detailed figures in the calculation of the highlights.

Notes – Danske Bank Group

Note (DKr m)

3

Banking Activities, Q1-Q3 2009 Geographical breakdown	Denmark	Finland	Sweden	Norway	Northern Ireland	Ireland	Baltics	Other	Total
Net interest income	12,075	2,387	1,508	1,988	978	897	378	269	20,480
Net fee income	2,708	818	467	254	221	98	100	85	4,751
Net trading income	519	53	64	101	43	36	85	16	917
Other income	721	284	37	335	11	6	13	648	2,055
Total income	16,023	3,542	2,076	2,678	1,253	1,037	576	1,018	28,203
Operating expenses	9,311	2,499	1,095	1,349	865	682	1,704	777	18,282
Profit before loan impairment charges	6,712	1,043	981	1,329	388	355	-1,128	241	9,921
Loan impairment charges	7,881	1,834	521	574	1,235	4,051	2,112	90	18,298
Profit before tax	-1,169	-791	460	755	-847	-3,696	-3,240	151	-8,377

Banking Activities, Q1-Q3 2008 Geographical breakdown	Denmark	Finland	Sweden	Norway	Northern Ireland	Ireland	Baltics	Other	Total
Net interest income	11,240	2,422	1,510	1,507	1,164	906	465	271	19,485
Net fee income	2,959	711	511	307	280	118	123	52	5,061
Net trading income	640	34	82	137	81	46	72	32	1,124
Other income	523	221	39	293	15	8	12	860	1,971
Total income	15,362	3,388	2,142	2,244	1,540	1,078	672	1,215	27,641
Operating expenses	7,363	3,000	1,165	1,352	1,042	743	399	845	15,909
Profit before loan impairment charges	7,999	388	977	892	498	335	273	370	11,732
Loan impairment charges	1,035	116	129	52	226	698	82	-18	2,320
Profit before tax	6,964	272	848	840	272	-363	191	388	9,412

The tables break down the Banking Activities segment by country.

At April 1, 2008, the activities of Nordania Leasing within real property, construction and agricultural machinery, and capital and IT equipment were transferred from Other Banking Activities to Banking Activities Denmark and Banking Activities Norway. This change reduced the profit before loan impairment charges of Other Banking Activities by DKr64m and added DKr59m and DKr5m to the profit before loan impairment charges of Banking Activities Denmark and Banking Activities Norway, respectively. Comparative figures have not been restated.

At January 1, 2009, Banking Activities Russia was transferred from Banking Activities Finland to Other Banking Activities. This reduced the profit before loan impairment charges of Banking Activities Finland by DKr11m. Comparative figures have not been restated.

Notes – Danske Bank Group

Note (DKr m)

4 **Impairment testing**

As was the case at the end of 2008, the Group's markets were affected by the global recession at the end of the period under review. The Baltic economies in particular deteriorated gradually throughout the first nine months of 2009 as a result of substantial imbalances, rising unemployment and considerable fiscal tightening. Against this background, the Group made an upward revision of its end-2008 credit-loss estimates for the coming years and recognised goodwill impairment charges against the banking activities in Latvia and Lithuania of a total of DKr1.4bn. Activities in Estonia are not affected to the same degree, but a further deterioration in national economic conditions may result in a future impairment charge against all or part of the goodwill of DKr2.1bn recognised for the Estonian activities.

An update of the annual impairment test of goodwill on other acquisitions made at the end of 2008 did not identify any indications of impairment. The test assumes gradual improvement of the economy and normalisation of earnings over the coming years. In case of a deeper or more protracted recession, capitalised intangible assets may be further impaired.

	Dec. 31, 2008	Jan. 1 - Sept. 30, 2009		Sept. 30, 2009
	Goodwill and rights to names	Impairment charges	Foreign currency translation	Goodwill and rights to names
Banking Activities Finland	11,709	-	-12	11,697
Banking Activities Northern Ireland	1,756	-	124	1,880
Banking Activities Baltics	3,475	-1,417	3	2,061
Danske Markets	1,125	-	-1	1,124
Danske Capital	1,816	-	-	1,816
Others	157	-	13	170
Total	20,038	-1,417	127	18,748

Impairment charges are recognised under Amortisation, depreciation and impairment charges in the income statement.

Impairment tests compare the carrying amount and the estimated present value of expected future cash flows. The special debt structure of financial institutions requires the use of a simplified equity model to calculate the present value of future cash flows. The model is based on approved strategies and earnings estimates for cash-generating units for the next five years (the budget period). For the terminal period (> 5 years), the model assumes cash flows to follow GDP forecasts for the individual markets. The estimated cash flows are discounted at the Group's risk-adjusted required rate of return before tax of 12%.

If the required rate of return is raised or the growth estimate lowered in the terminal period, capitalised goodwill will be impaired. If the required rate of return is lowered or the growth estimate raised, the estimated present value will increase.

5 **Acquisition of group undertakings**

At the end of July, the Group acquired the Swedish facility management group Addici Holding AB. The Group is the primary banker of the Addici group, which was acquired at no cost due to its financial situation. Addici has been recognised as an asset held for sale, as the Group intends to sell the company as soon as market conditions allow. The undertaking's assets of DKr0.4bn and liabilities of DKr0.2bn, excluding its facilities with Danske Bank, are recognised under Other assets and Other Liabilities. Addici has about 2,000 employees, who are not included in the number of full-time equivalent staff stated in Financial highlights - Danske Bank Group on page 3 and in Note 2.

Notes – Danske Bank Group

Note (DKr m)

6 **Contingent liabilities**

The Group uses a variety of loan-related financial instruments to meet the financial needs of its customers. These include loan offers and other credit facilities, guarantees and instruments that are not recognised on the balance sheet.

	Sept. 30, 2009	Dec. 31, 2008	Sept. 30, 2008
Guarantees	91,078	107,648	106,512
Other liabilities	169,394	168,179	200,922
Total	260,472	275,827	307,434

Owing to its business volume, the Danske Bank Group is continually a party to various lawsuits. In view of its size, the Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, extraordinary severance and/or pension payment in excess of their entitlement under ordinary terms of employment.

Together with the majority of Danish banks, Danske Bank participates through the Private Contingency Association in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The scheme runs from October 5, 2008, to September 30, 2010, and includes an unconditional state guarantee for the obligations of Danish banks, except for subordinated debt and covered bonds.

Each bank's share of the state guarantee commission and the commitment to cover losses is calculated on the basis of the part of the bank's capital base that can be allocated to activities covered by the guarantee. Danske Bank's share is one third of the total amount, or an annual guarantee commission of around DKr2.5bn and a commitment to cover losses of around DKr6bn. Half of the latter amount, DKr3bn, becomes payable only if the Danish financial sector's need for capital exceeds DKr25bn. At September 30, 2009, total impairment charges under this commitment amounted to DKr1.5bn.

Notes – Danske Bank Group

Note (DKr m)

7 **Capital requirements and risk-weighted assets**

	Capital requirements		Risk-weighted assets	
	Sept. 30, 2009	Dec. 31, 2008	Sept. 30, 2009	Dec. 31, 2008
Credit risk (IRB approach)				
Institutions	2,934	3,186	36,673	39,823
Corporate customers	25,489	28,003	318,612	350,037
Retail customers	7,658	9,140	95,724	114,248
Securitisation	7,465	2,590	93,310	32,381
Non-credit-obligation assets	1,155	1,234	14,445	15,420
Total credit risk (IRB approach)	44,701	44,153	558,764	551,909
Credit risk (standardised approach)				
Governments and other public authorities	17	17	210	212
Institutions	232	231	2,900	2,884
Corporate customers	9,806	10,986	122,580	137,326
Retail customers	3,012	2,507	37,652	31,343
Exposures secured on real property	2,860	3,105	35,745	38,818
Other items	1,012	685	12,652	8,562
Total credit risk (standardised approach)	16,939	17,531	211,739	219,145
Counterparty risk	2,514	3,450	31,419	43,124
Total credit risk	64,154	65,134	801,922	814,178
Market risk	3,669	5,408	45,868	67,602
Operational risk	6,859	6,264	85,733	78,299
Total	74,682	76,806	933,523	960,079

The note complies with the Danish executive order on capital adequacy issued by the Danish FSA.

Other items comprises the following exposure classes: past due items, covered bonds, securitisation positions and exposures to other items, including non-credit-obligation assets.

Notes - Danske Bank Group

(DKr m)

Risk management

For a detailed description of the Danske Bank Group's risk management practices, see Annual Report 2008 and Risk Management 2008. Both publications are available at www.danskebank.com/ir.

Credit exposure

	Sept. 30, 2009	Dec. 31, 2008
Credit exposure relating to lending activities		
Balance sheet items:		
Demand deposits with central banks	17,409	9,968
Due from credit institutions and central banks	301,880	215,823
Loans and advances	1,188,473	1,352,113
Loans and advances at fair value	692,122	667,181
Off-balance-sheet items:		
Guarantees	91,078	107,648
Loan commitments < 1 year	47,745	51,874
Loan commitments > 1 year	120,549	115,263
Total credit exposure relating to lending activities	2,459,256	2,519,870
Credit exposure relating to trading and investing activities		
Balance sheet items:		
Trading portfolio assets	649,879	860,788
Investment securities	138,062	140,793
Off-balance-sheet items:		
Other unutilised commitments	1,100	1,042
Total credit exposure relating to trading and investing activities	789,041	1,002,623
Total credit exposure	3,248,297	3,522,493

Notes – Danske Bank Group

(DKr m)

Impairment charges

The allowance account includes all impairment charges for loans and advances, loans and advances at fair value, amounts due from credit institutions and central banks, and irrevocable loan commitments and guarantees.

Individual impairment charges comprise charges for credit facilities in rating categories 10 and 11. Credit facilities in the other rating categories are subject to collective impairment testing.

Allowance account broken down by segment and type of impairment

	Personal customers	Commercial customers	Financial customers	Governments	Allowance account, total	Impairment charges Individual	Collective
At January 1, 2008	1,425	3,333	107	35	4,900	3,575	1,325
New impairment charges	1,291	7,740	4,509	-	13,540	9,750	3,790
Reversals of impairment charges from previous periods	366	1,092	50	26	1,534	1,122	412
Write-offs debited to allowance account	504	431	31	1	967	967	-
Foreign currency translation	-40	-101	-13	-	-154	-129	-25
Other items	-122	13	182	-	73	83	-10
At December 31, 2008	1,684	9,462	4,704	8	15,858	11,190	4,668
New impairment charges	3,475	15,137	4,155	-	22,767	18,823	3,944
Reversals of impairment charges from previous periods	112	2,208	40	8	2,368	924	1,444
Write-offs debited to allowance account	728	1,087	1,379	-	3,194	3,194	-
Foreign currency translation	32	163	51	-	246	27	219
Other items	57	432	-446	-	43	43	-
At September 30, 2009	4,408	21,899	7,045	-	33,352	25,965	7,387

Collective impairment charges include charges made upon the downgrading of customers. If all customers were downgraded one rating category with no corresponding interest rate change, collective impairment charges would increase by about DKr4.7bn.

Allowance account broken down by balance sheet item

	Sept. 30, 2009	Dec. 31, 2008
Due from credit institutions and central banks	98	43
Loans and advances	29,646	14,668
Loans and advances at fair value	1,416	457
Other liabilities	2,192	690
Total	33,352	15,858

Loan impairment charges

	Q1-Q3 2009	Q1-Q3 2008
New impairment charges	22,767	4,337
Reversals of impairment charges from previous periods	2,368	1,491
Write-offs charged directly to the income statement	618	360
Received on claims previously written off	322	317
Total	20,695	2,889

Statement by the management

The Board of Directors and the Executive Board (the management) have considered and approved the interim report of the Danske Bank Group for the period starting on January 1, 2009, and ending on September 30, 2009.

The interim financial statements for the first nine months of 2009 have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU. Furthermore, the interim report has been prepared in accordance with additional Danish disclosure requirements for interim reports of listed financial institutions.

In our opinion, the interim financial statements give a true and fair view of the Group's assets, liabilities, shareholders' equity and financial position at September 30, 2009, and of the results of the Group's operations and the consolidated cash flows for the period starting on January 1, 2009, and ending on September 30, 2009. Moreover, in our opinion, the management's report includes a fair review of developments in the Group's operations and financial position and describes the significant risks and uncertainty factors that may affect the Group.

Copenhagen, November 3, 2009

Executive Board

Peter Straarup
Chairman

Tonny Thierry Andersen
Chief Financial Officer

Thomas F. Borgen
Member of the Executive Board

Per Skovhus
Member of the Executive Board

Sven Lystbæk
Member of the Executive Board

Board of Directors

Alf Duch-Pedersen
Chairman

Eivind Kolding
Vice Chairman

Henning Christophersen

Peter Højland

Mats Jansson

Niels Chr. Nielsen

Sten Scheibye

Majken Schultz

Claus Vastrup

Birgit Aagaard-Svendsen

Helle Brøndum

Charlotte Hoffmann

Per Alling Toubro

Verner Usbeck

Solveig Ørteby

Auditors' reports

Auditors' review reports

Internal Audit's Review Report

We have reviewed the interim report of the Danske Bank Group for the period starting on January 1, 2009, and ending on September 30, 2009.

Scope of review
A review of interim reports consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. We have not performed an audit, and, accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim report has not been prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, as well as in accordance with additional Danish disclosure requirements for interim reports of listed financial institutions.

Copenhagen, November 3, 2009

Jens Peter Thomassen	Niels Thor Mikkelsen
Group Chief Auditor	Deputy Group Chief Auditor

Independent Auditors' Review Report

To the shareholders of Danske Bank A/S

We have reviewed the interim financial statements of the Danske Bank Group for the period starting on January 1, 2009, and ending on September 30, 2009, pp. 27-41.

Management is responsible for the preparation and fair presentation of the interim financial statements in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU. Furthermore, the interim financial statements have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed financial institutions. Our responsibility is to express a conclusion on the interim financial statements based on our review.

Scope of review
We conducted our review in accordance with the Danish Standard on Auditing RS 2410, Review of Interim Financial Information Performed by the Independent Auditor. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Danish Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. We have not performed an audit, and, accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim report has not been prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU in respect of the interim financial statements as well as in accordance with additional Danish disclosure requirements for interim reports of listed financial institutions.

Copenhagen, November 3, 2009

KPMG
Statsautoriseret Revisionspartnerselskab

Per Gunslev — Lars Rhod Søndergaard
State Authorised Public Accountants

Copenhagen, November 3, 2009

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Ole Fabricius — Christian F. Jakobsen
State Authorised Public Accountants

Supplementary information

Conference call
Danske Bank will hold a conference call on November 3, 2009, upon the presentation of its interim report for the first nine months of 2009. The conference call is scheduled for 2.30pm CET and will be webcast live at www.danskebank.com.

Financial calendar

February 4, 2010	Annual Report 2009
March 23, 2010	Annual general meeting
May 4, 2010	Interim Report – First Quarter 2010
August 10, 2010	Interim Report – First Half 2010
November 2, 2010	Interim Report – First Nine Months 2010

Contacts

Peter Straarup, Chairman of the Executive Board	+45 45 14 60 01
Tonny T. Andersen, Chief Financial Officer	+45 45 14 07 07
Martin Gottlob, Head of Investor Relations	+45 45 14 07 92

Useful links

Danske Bank Group	www.danskebank.com
Banking Activities Denmark	www.danskebank.dk
Banking Activities Finland	www.sampobank.com
Banking Activities Sweden	www.danskebank.se
Banking Activities Norway	www.fokus.no
Banking Activities Northern Ireland	www.northernbank.co.uk
Banking Activities Ireland	www.nationalirishbank.ie
Realkredit Danmark	www.rd.dk
Danske Capital	www.danskecapital.com
Danica Pension	www.danicapension.dk

View Danske Bank's interactive accounts at www.danskebank.com/interactiveaccounts.